
03000777

EATON

Eaton Corporation
2002 Annual Report

not

This is not
business as usual

This is the new reality

Our performance in 2002 proves that we can deliver–even during the most challenging of business environments.

Eaton Corporation is a global $7.2 billion diversified industrial manufacturer that is a leader in fluid power systems; electrical power quality, distribution and control; automotive engine air management and fuel economy; and intelligent drivetrain systems for fuel economy and safety in trucks. Eaton has 51,000 employees and sells products in more than 50 countries. For more information, visit www.eaton.com.

Net Sales
(Millions of Dollars)

1998	1999	2000	2001	**2002**
6,358	8,005	8,309	7,299	**7,209**

Operating Earnings per Common Share
(Dollars)

1998	1999	2000	2001	**2002**
6.14	5.76	5.28	3.30	**4.40**

Percentage Net Debt to Total Capital

1998	1999	2000	2001	**2002**
40.6	50.9	54.4	46.2	**41.9**

Cash Flow from Operations
(Millions of Dollars)

1998	1999	2000	2001	**2002**
623	708	519	765	**900**

	Excluding Unusual Items		As Reported	
	2002	2001	**2002**	2001
(Millions except for per share data)				
Net sales	$7,209	$7,299	$7,209	$7,299
Income before income taxes	453	346	399	278
Net income	315	233	281	169
Net income per Common Share assuming dilution	$ 4.40	$ 3.30	$ 3.92	$ 2.39
Average number of Common Shares outstanding			71.7	70.5
Cash dividends paid per Common Share			$ 1.76	$ 1.76
Total assets			$7,138	$7,646
Total debt			2,088	2,440
Shareholders' equity			2,302	2,475

Net income "As Reported" includes the following unusual items:

Pretax charges, primarily for restructuring and acquisition integration actions, of $72 in 2002 ($.66 per Common Share after-tax) and $129 in 2001 ($1.21 per share after-tax).

Pretax gains related to the sales of businesses of $18 in 2002 ($.18 per Common Share after-tax) and $61 in 2001 ($.30 per share after-tax).

This is a time for leadership



Eaton is a new company–a diversified industrial enterprise shaped through 50 acquisitions and 48 divestitures during the past 10 years... We are the same Eaton where it counts–a company with a strong foundation built on our long-standing standards of ethical business practices, our philosophy of excellence through people and our underlying values.

To Our Shareholders:

It was not business as usual in 2002.

It was a challenging year in the majority of the end markets that are served by Eaton. Industrial markets declined, there was a necessary period of economy-wide capacity rationalization, and short-term prospects for growth remained subdued. Gone are the halcyon days of the late 1990s, when the rapid expansion of markets allowed companies to accelerate their growth easily. Those prospects of stratospheric growth have evaporated. We are confronted, refreshingly, with a more rational flow of capital–to business models that work, organizations that have a proven capability to perform, products that consistently provide real value, and leadership teams that deliver exceptional returns through the cycle.

During this same period we witnessed week after week of shockwaves from a sharp crisis in corporate governance. Numerous examples of unacceptable abuses led to a rapid erosion of the stature of business and people's trust in corporations. We believe these dual conditions–a more rational economy and flow of capital, coupled with a stronger emphasis on corporate governance and ethical business practices–have actually created an even more favorable environment for Eaton Corporation.

The New Eaton

Eaton is a new company–a diversified industrial enterprise shaped through 50 acquisitions and 48 divestitures during the past 10 years. We also have changed our basic business model to one of an integrated operating company, which allows us to capture the advantages of scale and breadth inherent in our growing, diverse enterprise. The new Eaton is ready and able to achieve the higher performance that current and future business environments demand.

The Eaton Business System (EBS) is the framework for implementing our new business model and the holistic, integrative system by which we manage Eaton. Through the EBS, we are streamlining the resources needed for repeatable processes and common infrastructures, and for consolidating company-wide purchases of goods and services. At the same time, the EBS allows us to deploy increased resources to areas of competitive differentiation, such as marketing and cross-business research and development. Importantly, the EBS also makes Eaton a more successful acquirer of new businesses by providing a common integration system that enables us to promptly realize the benefits targeted by the acquisition. Through the EBS, we also implement our own stringent control and reporting procedures in an acquired business to ensure the accuracy and necessary transparency of results. Additionally, the EBS is the backbone of our curriculum in Eaton University, the company's primary employee development forum.

The Same Eaton

We are the same Eaton where it counts–a company with a strong foundation built on our long-standing standards of ethical business practices, our philosophy of excellence through people and our underlying values. These beliefs are the foundation that underlies everything we do, giving us the flexibility to change our business model, our lines of business, our strategy and our tactics– always guided by the integrity that has served Eaton so well for many years.

I was pleased to certify our financial results as an expression of the care and pride with which we represent our achievements. We stand proud of our record of ethical business practices and our contemporary governance practices. At Eaton, we work hard to achieve exemplary results, but always devote great care to *how* we achieve them.

For example, I am the only non-independent director on our Board of Directors. Other than the Executive Committee, our Board committees are comprised only of independent directors. Many of the recently codified governance requirements were already in place at Eaton, such as policies about the use of external auditors for non-audit related services, a Board Governance Committee, and verification of financial results at all management levels of the organization to ensure the accurate and honest representation of our results. Nonetheless, we have examined our governance practices even more critically, and are working in concert with our Board of Directors on refinements to ensure that Eaton Corporation's practices remain a benchmark for ethics and governance excellence.

The Eaton Results

While the turmoil surrounding corporate governance and the economy swirled through 2002, we continued to focus upon our shareholders' requirements for results; our customers' demands for cost-effective, high-quality, innovative solutions; our employees' desire for a great place to work; our suppliers' hopes for a growing customer; and our communities' needs for a responsible citizen.

In fact, our results provide the most compelling evidence of the transformation of Eaton – a transformation that must continue in order for us to reach our goal of being a *premier* diversified industrial enterprise:

- We outgrew our end markets by approximately $300 million.
- We acquired the Boston Weatherhead business from Dana Corporation and the aerospace circuit breaker product line from Mechanical Products Inc., and in the first weeks of 2003, acquired the power systems business from Commonwealth Sprague Capacitor Inc. and the electrical business of Delta plc. These four acquisitions are expected to provide more than $500 million of additional revenue growth in 2003.
- Our comprehensive restructuring program initiated in late 2001 allowed us to capture $130 million of benefits in 2002, enhancing our ability to achieve higher profitability on lower sales.
- The Eaton Business System is driving tangible benefits:

  We lowered our inventory days-on-hand by six days.

  We decreased our accounts receivable days outstanding by three days.

  We successfully implemented a less capital-intensive business model, which has significantly improved our cash flow.

This is not a time to relax

not

We have spent the past two-and-a-half years preparing and positioning Eaton to compete profitably in the context of current market demand. So we can–and will–continue to work with the same intensity. We will not relax our focus, our efforts or our standards.

As a result, we have reduced debt by $352 million and improved our cash and short-term investments by $117 million, even while funding a net expenditure of $57 million for acquisitions/divestitures. In the last two years, despite weak economic conditions, we have repaid $916 million of debt! And in 2002, we achieved an all-time record of $900 million of cash flow from operations!

- And significantly, for the second year in a row, Eaton's shareholders benefited from a fundamental revaluation of Eaton. This performance is made all the more impressive in a year when Eaton's all-in return was 7.5 percent, compared with the all-in returns for the Dow Jones Industrials at -15.01 percent, the S&P 500 at -22.1 percent and the NASDAQ at -31.5 percent!

These results were achieved through the focus, commitment and hard work of our leadership team and every one of our employees. I am proud that once again, Eaton people have met the challenges of a weak economy and constricted end markets. We did this with an eye toward the future, not by seeking answers from the past.

Historians and economists like to explain current events in the context of similar historical occurrences. Too often in business we make the mistake of trying to gauge the future by analyzing historical economic cycles, or strategies that had been successful. We at Eaton have a healthy respect for the past and are proud of the traditions that have served our company well. At the same time, we believe strongly that winning requires one to look forward, and demands a willingness to challenge historic precepts and redefine the very basis of competition and successful strategy.

In 2002, we did exactly that. Leveraging the strengths of a diversified, integrated operating company, we challenged ourselves to succeed in one of the toughest operating environments in recent memory–and we were successful. Our results show that our strategy is working.

Looking ahead, we see little evidence of a substantial strengthening in the weighted average of our end markets in 2003. However, we have spent the past two-and-a-half years preparing and positioning Eaton to compete profitably in the context of current market demand. So we can–and will–continue to work with the same intensity. We will not relax our focus, our efforts or our standards.

Even in this significantly more challenging operating environment, we remain committed to the heightened performance goals we intend to reach by 2005: achieving 10 percent growth through the economic cycle, improving profitability by 30 percent and significantly improving our working capital and fixed capital management.

We continue our unwavering commitment to our values and the Eaton standards of ethical business conduct and accurate financial reporting. These principles are as strong and vibrant as ever because *we have always cared about how we get results.*

Eaton people worked extraordinarily hard in 2002 and are prepared to do the same in 2003. Not just because our end markets will remain depressed, or because we expect growth to be difficult. But because all of us know that successful organizations make their own success; it does not happen by chance.

We know that what it takes to win is ever changing. Today's Eaton has the pulsing life force of a forward-looking, increasingly flexible organization. And we have the will to succeed. More confident than ever of Eaton's heightened potential, the Eaton team welcomes the challenges and opportunities of 2003.



Alexander M. Cutler

Chairman and Chief Executive Officer

This is not a compass

This is a symbol of the importance of knowing where you've been, where you are now, where you want to go and how to get there. Since Eaton's beginnings in 1911, our journey has been one of quiet diligence and progress. In the last decade, we have successfully transformed the company from a vehicle components supplier to a diversified industrial enterprise with a balanced mix of businesses. Now our goal is to become a *premier* diversified industrial company by performing extraordinarily well on a consistent basis. We are headed in the right direction.

In 2002, we made excellent progress toward our goal to become a premier diversified industrial enterprise. We stayed on course, and as a result, successfully navigated through rough economic waters.

We outgrew our end markets by approximately $300 million, increased our operating earnings per share by 33 percent, generated an all-time record of $900 million of cash flow from operations and reduced debt by $352 million. This solid performance was made possible by the implementation of a far less capital-intensive business model, and the $130 million of savings realized from the difficult, comprehensive restructuring activities undertaken in 2001 and 2002.

At the same time, we continued tuning our business portfolio, selling our Navy Controls business and adding the Boston Weatherhead business from Dana Corporation and the aerospace circuit breaker line from Mechanical Products Inc. These two acquisitions broaden our offerings as a full-service supplier to the fluid power industry.

We also purchased the remaining 40 percent ownership interest in the Jining Eaton Hydraulics Company, Ltd. (JEHYCO) joint venture in China, further strengthening our competitive position in the Asia-Pacific region.

not



0
30
60
90
120
150
180
210
240
270
300
330
N
NE
E
SE
S
SW
W
NW

This is not a magnet



This is a symbol of how the Eaton Business System (EBS) pulls our employees and businesses together to capture the benefits of our size, strength and scope. The EBS is a powerful force at Eaton—it enables us to run our businesses as one integrated operating company, drive efficiencies and best practices, and deliver profitable growth. While we can't control the economy, the next oil crisis or world affairs, we *can* improve how we run Eaton. The EBS is how we drive the best of Eaton across the entire company.


not

Since 2000, Eaton has outperformed all the major market indices. Our performance in 2002 proves that Eaton continues to be an attractive investment. We increased gross margins, reduced working capital, improved customer service, decreased asset intensity and improved overall operating margins.

The muscle behind this machine is the Eaton Business System. The EBS is the foundation on which we build a high performance culture, achieve our growth objectives, live our values and philosophy, and convert the power of many into the power of one Eaton. It encompasses the core values, policies and processes we use to conduct business and to continuously measure, assess and improve our performance.

To ensure that the EBS is deployed consistently throughout our operating units, each plant must achieve certification through the Eaton Business Excellence assessment process. Assessments are led by employees who have been trained as independent examiners to conduct rigorous evaluations against a wide range of criteria, and to identify best practices for deployment across the corporation.

More than 330 Eaton employees were involved in this review of our operations in 2002. Nearly 100 percent of all Eaton manufacturing facilities met the stringent, comprehensive assessment criteria and were certified by the end of 2002.

This is not a key

This is a symbol of the individual and interdependent relationships we forge with our customers, suppliers, partners and employees. At Eaton, we know that one size does not fit all. So we work hard to understand our partners' needs—what makes them tick, what keeps them up at night. By making their business our business, we build lasting relationships and unlock value. This is one of our key competitive advantages and a driver of our continued success.

When customers talk, we listen. In 2002, we heard our multinational customers say that they needed support in their European and Asian markets from our electrical business. So we made two important acquisitions that were completed in January 2003: the electrical division of Delta plc to expand our capabilities and geographic footprint, and the power systems business of Commonwealth Sprague Capacitor Inc. to increase our offerings in the areas of power quality and energy management. We expect these two acquisitions to add approximately $320 to $330 million to 2003 sales.

Acquiring and retaining top talent is another way we bring the best solutions to our customers and stay competitive, because we know that we need a high-performance culture to meet our customers' rising expectations.

Eaton University is the key to keeping our employees at the cutting edge of technical and professional development. Its traditional and virtual classroom environments foster an enterprise-wide learning culture, and provide meaningful development programs for our employees. Through Eaton University, people can grow, challenge one another in search of even better solutions and find out just how good they can be.

Nearly 7,000 employees took Eaton University courses in 2002. On average, Eaton University has experienced a 50 percent increase in quarter-on-quarter utilization since it was launched in May 2001.



not

not



This is not a wheel

This is a symbol of how innovation propels this company forward. Like the spokes of a wheel, Eaton employees work together to continuously develop breakthrough products and solutions that improve the way people live and work. Yet we believe that innovation is more than just delivering new products with a quick cycle time—we see it as a way to improve every aspect of how we do business. And while the business terrain continues to change, our well-rounded approach to innovation is a constant that ensures Eaton's forward progress.

We do not apply the brakes when it comes to the process of innovation. Instead, we provide opportunities to advance ideas and turn rhetoric into reality. Here are some realities from 2002:

We introduced the automotive industry to the world's smallest supercharger. Launched in Brazil for the new Ford Fiesta, the Eaton M24 supercharger offers a perfect blend of fuel economy and performance.

Our revolutionary electronic locking differential became standard equipment in the rear axle of the General Motors HUMMER H2. The Eaton ELocker differential provides significant traction enhancement, enabling vehicles to move effortlessly in extreme off-road conditions.

Demand surged for Eaton's residential arc fault circuit interrupter, known as the FIRE-GUARD circuit breaker, our most advanced breaker yet. By design, it detects dangerous arcing faults in electrical wiring and shuts down the circuit to help prevent fires from ever starting at home, at work and virtually everywhere in between. First quarter sales alone exceeded full-year sales for 2001.

Eaton's hybrid electric vehicle (HEV) program gained significant ground in 2002. We further refined our technology and delivered a prototype truck for testing as part of a FedEx Express and Alliance for Environmental Innovation project. Independent test results have proven the ability of our system to significantly improve vehicle performance, fuel efficiency and emissions in commercial vehicles.

But we don't grow from great engineering alone—process helps. At Eaton, we have instituted an integrated and disciplined product development and launch process for nurturing new ideas and bringing the winners to market. Called PROLaunch (Profitable, Reliable, On-time, Launch of new products), it is a structured system for deciding whether an idea lives, dies or hibernates. PROLaunch was rolled out in 2002 as a mandatory component of the Eaton Business System. Currently, all product development projects across the company are being managed through PROLaunch.

This is not a running shoe

not

All of Eaton's business segments came in first with many of the world's leading organizations as we continued to win critical new contracts.

During 2002, our Aerospace business was awarded more than $1.5 billion in future military and commercial contracts, including: the fluid conveyance technology standards package on the new Airbus A380; wing fluid distribution and nose wheel steering systems for the military's new Lockheed Martin F-35 Joint Strike Fighter; extensive hydraulic and electro-mechanical products and systems on additional Boeing C-17 cargo transport aircraft orders for the U.S. Air Force; and engine-driven hydraulic pumps and AC motor pumps for Air France's new fleet of Boeing 777-300s and Airbus A318s.

In early 2003, the Office of Naval Research awarded Eaton a second research and development contract to further enhance our aerospace arc fault circuit interrupter (AFCI) product technology for military applications. The aerospace AFCI is an extension of our residential product, the FIRE-GUARD circuit breaker, and like its counterpart, is designed to help prevent electrical fires by sensing arc faults, overloads and short circuits, and immediately shutting down the circuit. This cross-business technology is the first in the world to protect against arcing in electrical wiring onboard civil and military aircraft.

Volvo Trucks selected Eaton in 2002 to produce heavy-duty transmissions for the South American market. Our Truck business segment was also awarded a contract from AGCO in the area of agricultural transmissions, supporting an important growth area for Eaton. BMW tapped Eaton to provide our Aeroquip-brand fluid hose assemblies for two major automotive models. Mercedes-Benz chose our Automotive business segment to provide key engine components for their new M-271 engine. And we won a contract for memory glass and power-folding mirror actuators for use on a wide range of General Motors pick-up trucks and SUVs.

Customers are turning to Eaton for value-added services as well as products. Ford Motor Company selected the service arm of our Industrial & Commercial Controls business segment in 2002 for a project covering 31 of its North American plants. Our Cutler-Hammer Engineering Services and Systems (CHESS) group was commissioned to perform data collection and short-circuit analysis, and to prepare updated plant system drawings for Ford. This project is just one example of the capabilities, responsiveness and reach of CHESS.

This is a symbol of the competitive spirit flourishing within Eaton. We are on the mark, set and ready to handle any challenge, because we have the discipline, speed and endurance to compete. And in this highly demanding environment, where our competitors are becoming more capable each day, it is not enough to finish the race. We must win it. Eaton continues to chalk up victories, particularly in the area of new business opportunities, because we do not rest after landing contracts and securing partnerships. We go back into training to think of better ways to serve the needs of our customers and the world around us.



This is the financial information

Report of Management

Eaton Corporation

We have prepared the accompanying consolidated financial statements and related information included herein for each of the three years in the period ended December 31, 2002. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States, appropriate in the circumstances, based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent auditors, on those financial statements is included herein.

We have concluded that the Company maintains internal accounting controls and procedures which provide reasonable assurance that transactions are properly authorized and that assets are safeguarded from loss or unauthorized use, and which provide reliable accounting records for the preparation of financial information. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002, the date of our most recent evaluation. We have also concluded that the Company maintains effective disclosure controls and procedures, which are designed to ensure that information required to be disclosed in reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. We believe Eaton's control systems strike an appropriate balance between the costs of such systems and the benefits derived.

The systems and controls, and compliance there with, are reviewed by an extensive program of audits by our internal auditors and independent auditors. Their activities are coordinated to obtain maximum audit coverage with a minimum of duplicate effort and cost. The independent auditors receive copies of all reports issued by the internal auditors at the same time they are released to management and have access to all internal audit work papers.

The Company has high standards of ethical business practices supported by corporate policies and employee commitment. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of maintaining strong, effective controls and unbiased, uniform reporting standards are attained. We believe our policies and procedures provide reasonable assurance that operations are conducted in conformity with law and with Eaton's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of the Company's financial reporting primarily through its Audit Committee, which is composed of four independent directors. The Audit Committee meets regularly with management, internal auditors and independent auditors to ensure that they are meeting their responsibilities and to discuss matters concerning internal accounting control systems, accounting and financial reporting. The internal auditors and independent auditors have full and free access to senior management and the Audit Committee.

Alexander M. Cutler

Alexander M. Cutler

Chairman and Chief Executive Officer; President

Richard H. Fearon

Richard H. Fearon

Executive Vice President–Chief Financial and Planning Officer

Billie K. Rawot

Billie K. Rawot

Vice President and Controller

January 20, 2003

Report of Independent Auditors

To the Board of Directors & Shareholders
Eaton Corporation

We have audited the accompanying consolidated balance sheets of Eaton Corporation as of December 31, 2002 and 2001, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in "Goodwill and Other Intangible Assets" in the Notes to Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002.

Ernst & Young LLP

Cleveland, Ohio
January 20, 2003

Statements of Consolidated Income

Year ended December 31	2002	2001	2000
(Millions except for per share data)			
Net sales	$7,209	$7,299	$8,309
Costs & expenses			
Costs of products sold	5,272	5,503	6,092
Selling & administrative	1,217	1,220	1,299
Research & development	203	228	269
	6,692	6,951	7,660
Income from operations	517	348	649
Other income (expense)			
Interest expense—net	(104)	(142)	(177)
Gains on sales of businesses	18	61	
Other—net	(32)	11	80
	(118)	(70)	(97)
Income from continuing operations before income taxes	399	278	552
Income taxes	118	109	189
Income from continuing operations	281	169	363
Income from discontinued operations			90
Net income	$ 281	$ 169	$ 453
Net income per Common Share assuming dilution			
Continuing operations	$ 3.92	$ 2.39	$ 5.00
Discontinued operations			1.24
	$ 3.92	$ 2.39	$ 6.24
Average number of Common Shares outstanding	71.7	70.5	72.6
Net income per Common Share basic			
Continuing operations	$ 3.98	$ 2.43	$ 5.06
Discontinued operations			1.25
	$ 3.98	$ 2.43	$ 6.31
Average number of Common Shares outstanding	70.6	69.4	71.8
Cash dividends paid per Common Share	$ 1.76	$ 1.76	$ 1.76

The notes on pages 22 to 33 are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

December 31	2002	2001
(Millions)		
Assets		
Current assets		
Cash	$ 75	$ 112
Short-term investments	353	199
Accounts receivable	1,032	1,070
Inventories	698	681
Deferred income taxes	181	153
Other current assets	118	172
	2,457	2,387
Property, plant & equipment		
Land & buildings	790	763
Machinery & equipment	3,044	3,053
	3,834	3,816
Accumulated depreciation	(1,879)	(1,766)
	1,955	2,050
Goodwill	1,910	1,902
Other intangible assets	510	533
Other assets	306	774
	$7,138	$7,646
Liabilities & Shareholders' Equity		
Current liabilities		
Short-term debt	$ 47	$ 58
Current portion of long-term debt	154	130
Accounts payable	488	418
Accrued compensation	199	158
Accrued income & other taxes	225	258
Other current liabilities	621	647
	1,734	1,669
Long-term debt	1,887	2,252
Postretirement benefits other than pensions	652	670
Deferred income taxes & other liabilities	563	580
Shareholders' equity		
Common Shares (70.6 in 2002 and 69.5 in 2001)	35	35
Capital in excess of par value	1,413	1,348
Retained earnings	1,603	1,447
Accumulated other comprehensive income (loss)	(699)	(299)
Deferred compensation plans	(50)	(56)
	2,302	2,475
	$7,138	$7,646

The notes on pages 22 to 33 are an integral part of the consolidated financial statements.

Statements of Consolidated Cash Flows

Year ended December 31	2002	2001	2000
(Millions)			
Net cash provided by operating activities of continuing operations			
Income from continuing operations	$ 281	$ 169	$ 363
Adjustments to reconcile to net cash provided by operating activities			
Depreciation & amortization	353	355	364
Amortization of goodwill & other intangible assets	23	94	98
Deferred income taxes	(51)	58	44
Pension assets	(4)	(84)	(67)
Other long-term liabilities	(1)	30	35
Gains on sales of businesses & corporate assets	(18)	(61)	(22)
Other non-cash items in income	22	2	(6)
Changes in working capital, excluding acquisitions & sales of businesses			
Accounts receivable	59	98	(39)
Inventories	13	149	(13)
Accounts payable	41	64	(16)
Accrued income & other taxes	101	75	(86)
Other current liabilities	(14)	(129)	(44)
Other working capital accounts	47	(53)	(81)
Other—net	48	(2)	(11)
	900	765	519
Net cash used in investing activities of continuing operations			
Expenditures for property, plant & equipment	(228)	(295)	(386)
Acquisitions of businesses, less cash acquired	(153)	(35)	(115)
Sales of businesses & corporate assets	96	403	122
Proceeds from initial public offering of subsidiary			349
(Purchases) sales of short-term investments	(135)	(154)	40
Other—net	5	22	(34)
	(415)	(59)	(24)
Net cash used in financing activities of continuing operations			
Borrowings with original maturities of more than three months			
Proceeds	419	1,481	1,555
Payments	(635)	(1,419)	(1,560)
Borrowings with original maturities of less than three months—net	(228)	(643)	150
Cash dividends paid	(123)	(120)	(127)
Purchase of Common Shares		(12)	(417)
Proceeds from exercise of employee stock options	45	37	11
	(522)	(676)	(388)
Total (decrease) increase in cash from continuing operations	(37)	30	107
Net cash used in discontinued operations			(104)
Total (decrease) increase in cash	(37)	30	3
Cash at beginning of year	112	82	79
Cash at end of year	$ 75	$ 112	$ 82

The notes on pages 22 to 33 are an integral part of the consolidated financial statements.

Statements of Consolidated Shareholders' Equity

(Millions)	Common Shares		Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Deferred compensation plans	Total shareholders' equity
	Shares	Dollars					
Balance at January 1, 2000	74.0	$ 37	$1,041	$1,804	$ (220)	$ (38)	$2,624
Net income				453			453
Other comprehensive income (loss)					(47)		(47)
Total comprehensive income							406
Cash dividends paid				(127)			(127)
Issuance of shares under employee benefit plans, including tax benefit	.3		57	(1)		6	62
Put option obligation			7				7
Purchase of shares	(6.0)	(3)	(112)	(302)		(1)	(418)
Initial public offering and spin-off of subsidiary			272	(416)			(144)
Other–net			1	(1)			0
Balance at December 31, 2000	68.3	34	1,266	1,410	(267)	(33)	2,410
Net income				169			169
Other comprehensive income (loss)					(32)		(32)
Total comprehensive income							137
Cash dividends paid				(120)			(120)
Issuance of shares under employee benefit plans, including tax benefit	1.1	1	64	(2)		(1)	62
Issuance of shares to trust	.3		22			(22)	0
Purchase of shares	(.2)		(4)	(8)			(12)
Other–net				(2)			(2)
Balance at December 31, 2001	69.5	35	1,348	1,447	(299)	(56)	2,475
Net income				281			281
Other comprehensive income (loss)					(400)		(400)
Total comprehensive loss							(119)
Cash dividends paid				(123)			(123)
Issuance of shares under employee benefit plans, including tax benefit	1.0	(a)	61	(2)		8	67
Issuance of shares to trust	.1		5			(5)	0
Other–net			(1)			3	2
Balance at December 31, 2002	70.6	$ 35	$1,413	$1,603	$ (699)	$ (50)	$2,302

(a) Balance less than $1.

The notes on pages 22 to 33 are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Dollars and shares in millions, except per share data (per share data assume dilution)

Accounting Policies

Consolidation and Basis of Presentation

The consolidated financial statements include accounts of Eaton and all subsidiaries and other controlled entities. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. These associate companies are not material either individually, or in the aggregate, to Eaton's financial position, net income or cash flows.

The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons known as "special purpose entities" (SPEs). In the ordinary course of business, Eaton leases certain real properties, primarily sales and office facilities, and equipment, as described in "Lease Commitments" below. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to the Company's financial position, net income or cash flows.

Foreign Currency Translation

The functional currency for substantially all subsidiaries outside the United States is the local currency. Financial statements for these subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded in Accumulated Other Comprehensive Income (Loss) in Shareholders' Equity.

Inventories

Inventories are carried at lower of cost or market. Inventories in the United States are generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and all other inventories are accounted for using the first-in, first-out (FIFO) method.

Depreciation and Amortization

Depreciation and amortization are computed by the straight-line method for financial statement purposes. Cost of buildings is depreciated over 40 years and machinery and equipment over principally three to 10 years. Intangible assets subject to amortization, primarily consisting of patents, tradenames and distribution networks are amortized over a range of five to 30 years. Software is amortized over a range of three to five years.

Effective January 1, 2002, Eaton adopted Statement of Financial Accounting Standard (SFAS) No. 144," Accounting for the Impairment or Disposal of Long-Lived Assets". The Statement addresses the conditions under which an impairment charge should be recorded related to long-lived assets to be held and used, except goodwill, and those to be disposed of by sale or otherwise. Long-lived assets, except goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value. The adoption of this Statement did not have an impact on the Company's financial position, net income or cash flows.

Goodwill and Indefinite Life Intangible Assets

Effective January 1, 2002, Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 142,"Goodwill and Other Intangible Assets", as further described below. Upon adoption, the Company ceased the amortization of goodwill and indefinite life intangible assets recorded in connection with current and previous business acquisitions. SFAS No. 142 changes the accounting for goodwill and indefinite life intangible assets from an amortization approach to a non-amortization approach requiring periodic testing for impairment of the asset. During 2002, Eaton completed the initial impairment test for goodwill and indefinite life intangible assets as of January 1, 2002 and the required annual impairment test. These tests confirmed that the fair value of Eaton's reporting units exceeds their respective carrying values, and that no impairment loss needed to be recognized upon adoption of SFAS No. 142 or for the year ended December 31, 2002.

Financial Instruments

In the normal course of business, Eaton is exposed to fluctuations in foreign currencies, interest rates, and commodity prices. The Company uses various financial instruments, primarily foreign currency forward exchange contracts, interest rate swaps and commodity futures contracts to manage exposure to price fluctuations. Financial instruments used by Eaton are straightforward, non-leveraged, instruments for which quoted market prices are readily available from a number of independent services. Financial instruments generally are not bought and sold solely for trading purposes, except for nominal amounts authorized under limited, controlled circumstances (resulted in immaterial net gains in 2002 and 2001). Credit loss is deemed to be remote because the counterparties to the instruments are major international financial institutions with strong credit ratings and because of the Company's control over the limit of positions entered into with any one counterparty.

All derivative financial instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value. Accounting for the gain or loss resulting from the change in the financial instrument's fair value depends on whether it has been designated, and effective, as a hedge and, if so, on the nature of the hedging activity. Financial instruments can be designated 1) as hedges of changes in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire an asset or liability, 2) as hedges of variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of an asset or liability, or 3) as hedges of foreign currency exposure from a net investment in one of the Company's foreign operations. Gains and losses related to a hedge are either 1) recognized in income immediately to offset the gain or loss on the hedged item or 2) deferred and reported as a component of Other Comprehensive Income (Loss) in Shareholders' Equity and subsequently recognized in net income when the hedged item affects net income. The ineffective portion of the change in fair value of a financial instrument is recognized in income immediately.

The gain or loss related to financial instruments that are not designated as hedges, are recognized immediately in net income.

Warranty Expenses

Estimated product warranty expenses are accrued in costs of sales at the time the related sale is recognized. Estimates of warranty expenses are based primarily on historical warranty claim experience and specific customer contracts. Warranty expenses include accruals for basic warranties for products sold, as well as accruals for product recalls and other related items when they are known and estimable.

Stock Options Granted to Employees & Directors

Stock options granted to employees and directors to purchase Common Shares are accounted for using the intrinsic value based method. Under this method, no compensation expense is recognized on the grant date, since on that date the option price equals the market price of the underlying shares.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 148,"Accounting for Stock-Based Compensation–Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition when a company voluntarily changes to the fair value based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to employees and directors. As allowed by SFAS No. 123, Eaton has adopted the Statement's disclosure-only provisions and does not recognize expense for stock options granted to employees. If Eaton accounted for stock options under the fair value based method of expense recognition in SFAS No. 123, net income per Common Share would have been reduced by $.19 in 2002, $.22 in 2001 and $.25 in 2000, as described further in "Shareholders' Equity" below.

Revenue Recognition

Substantially all revenues are recognized when products are shipped to unaffiliated customers and title has transferred. Shipping and handling costs billed to customers are included in net sales and the related costs in cost of products sold.

Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Financial Presentation Changes

Certain amounts for prior years have been reclassified to conform to the current year presentation.

Subsequent Event (Unaudited)

On January 31, 2003, Eaton acquired the electrical business of Delta plc for approximately $215. This business had 2001 sales of approximately $379 (at the foreign exchange rate on the date the transaction was completed). The Delta business has 3,400 employees and is headquartered in the United Kingdom. The business' major electrical brands include MEM®, Holec™, Bill™, Home Automation™, Elek™ and Tabula™. The Delta business will be integrated into Eaton's Industrial & Commercial Controls segment.

Acquisitions of Businesses

Eaton acquired businesses for a combined net cash purchase price of $153 in 2002, $35 in 2001 and $115 in 2000. All acquisitions were accounted for by the purchase method of accounting and, accordingly, the Statements of Consolidated Income include the results of the acquired businesses from the effective dates of acquisition.

In November 2002, the Boston Weatherhead business of Dana Corporation was purchased for $130. This business, which had 2001 sales of $207, manufactures hose, tubing, and fluid connectors for fluid power systems primarily for industrial distribution, mobile off-highway and heavy-duty truck markets. The allocation of the purchase price for this acquisition is preliminary and will be finalized in 2003. In June 2002, the remaining 40% interest in Jining Eaton Hydraulics Company, Ltd. (JEHYCO), a hydraulics systems manufacturer located in Jining, China, was acquired. This business manufactures hydraulic pumps and motors for mobile and industrial markets.The operating results of these businesses are reported in Business Segment Information in Fluid Power.

In March 2001, the remaining 50% interest of Sumitomo Eaton Hydraulics Company (now named Eaton Fluid Power Ltd.), the former joint venture with Sumitomo Heavy Industries Ltd., was acquired. This business manufactures a complete line of hydraulic motors under the Orbit™ and Orbitol™ brand names, primarily for the Japanese mobile equipment market. The operating results of this business are reported in Business Segment Information in Fluid Power. During July 2001, the commercial clutch manufacturing assets of Transmisiones TSP, S.A. de C.V. in Mexico were acquired. In October 2001, the European portion of the vehicle mirror actuator business of Donnelley Corporation, located in Manorhamilton, Ireland was acquired.

In September 2000, the industrial cylinder business of International Motion Control Incorporated was acquired. This business manufactures industrial cylinders which are primarily used by machine and equipment builders to transfer and apply fluid power. The operating results of this business are reported in Business Segment Information in Fluid Power.

Sales of Businesses and Corporate Assets

Eaton sold businesses, product lines and certain corporate assets for aggregate cash proceeds of $96 in 2002, $403 in 2001 and $122 in 2000.

In July 2002, the Navy Controls business was sold resulting in a pretax gain of $18 ($13 after-tax, or $.18 per Common Share).

Sales of businesses in 2001 included the Vehicle Switch/Electronics Division (VS/ED), the Air Conditioning and Refrigeration business, and certain assets of the Automotive and Truck segments. The sales of these businesses resulted in a net pretax gain of $61 ($22 after-tax, or $.30 per share).

Sales of certain corporate assets and product lines in 2000 resulted in a net pretax gain of $22 ($14 after-tax or $.19 per share).

The net gains on the sales of businesses in 2002 and 2001 were reported as a separate line item in the Statements of Consolidated Income and Business Segment Information. The net gain on the sales of corporate assets and product lines in 2000 was included in the Statements of Consolidated Income in Other Income–Net and in Business Segment Information in Corporate & Other–Net. The operating results of VS/ED are reported in Business Segment Information as Divested Operations.

Notes to Consolidated Financial Statements

Unusual Charges

2002 Charges

Eaton undertook restructuring actions in 2002 to further reduce operating costs across its business segments and certain corporate functions. These actions, and their related charges, were a continuation of restructuring programs initiated in 2001.

Additional restructuring charges related to past acquisitions were incurred in Fluid Power. In accordance with generally accepted accounting principles, these charges were recorded as restructuring expense as incurred. The additional acquisition-related charges consisted of $22 of workforce reductions for 841 employees and $4 of asset write-downs and plant consolidation and other expenses. The charges recorded primarily related to the closure of facilities in Glenrothes, Scotland and Livorno, Italy, and for the closure of the Mooresville, North Carolina facility, which was announced in the third quarter of 2002 and is expected to be completed in the first quarter of 2003.

Restructuring charges of $13 in the Industrial & Commercial Controls business consisted primarily of workforce reductions of 449 employees. The workforce reductions, primarily in the sales force, resulted in severance and other employee benefits being paid. Asset write-downs and plant consolidation and other expenses of $3 were also recorded as a result of restructuring actions.

Restructuring charges in the Truck business consisted of $6 for workforce reductions of 251 employees and $10 for asset write-downs and plant consolidation and other expenses. The charges primarily relate to the closure of the heavy-duty transmission plant in Shelbyville, Tennessee due to depressed conditions in the truck industry over the past two years and Eaton's efforts to rationalize manufacturing capacity to better manage the cyclical nature of the truck industry.

Restructuring charges related to corporate staff consisted of $3 of workforce reductions for 133 employees. The Company also recorded a charge of $10 representing a contribution to the Eaton Charitable Fund.

2001 Charges

In connection with the acquisitions of businesses in the Fluid Power segment, Eaton incurred acquisition integration costs. Integration charges included $15 for plant consolidation and other expenses and $7 for workforce reductions. Workforce reductions include severance and other related employee benefits for the termination of 239 personnel.

Restructuring charges in the Industrial & Commercial Controls business consisted of $21 for workforce separation costs for the termination of 887 personnel, primarily manufacturing, and $9 for plant consolidation and other expenses.

Restructuring charges in the Truck business consisted of $35 of workforce reductions for 1,038 employees and $20 of asset write-downs and plant consolidation and other expenses. The workforce reductions consisted of severance and other employee benefits for the elimination of salary positions within the organization and manufacturing personnel at the closed facilities. The Company completed the closure of manufacturing facilities in Hillsville, Virginia, and in Tipton, Gloucester and Aycliffe, United Kingdom, consolidating production to a facility in Gdansk, Poland, as well as completing the closure of the heavy-duty transmission plant in St. Nazaire, France.

Restructuring charges related to corporate staff consisted of $8 for workforce reductions, representing 10% of the corporate staff, as well as $4 for asset write-downs and other expenses. A corporate charge of $10 related to an arbitration was recorded in the second quarter of 2001. The arbitration award related to a contractual dispute over supply arrangements initiated in February 1999 against Vickers, Incorporated (now named Eaton Hydraulics Inc.), a subsidiary of Aeroquip-Vickers, Inc., which was acquired by Eaton in April 1999.

2000 Charges

Integration charges related to the acquisition of Aeroquip-Vickers consisted of $46 of plant consolidation and other expenses and $1 for workforce reductions. The workforce reduction charges consist of severance and other related employee benefits for termination of approximately 110 employees, primarily manufacturing personnel. The Company also incurred $5 of corporate charges related to the restructuring of certain functions.

Summary of Unusual Charges

Unusual charges recorded in each year follows:

	2002	2001	2000
Operational restructuring charges			
Fluid Power	$ 26	$ 22	$ 47
Industrial & Commercial Controls	16	30	
Automotive	1		
Truck	16	55	
Corporate restructuring charges	3	12	5
	62	119	52
Other corporate charges	10	10	
Pretax	$ 72	$129	$ 52
After-tax	$ 47	$ 86	$ 34
Per Common Share	.66	1.21	.47

The operational restructuring charges are included in the Statements of Consolidated Income in Income from Operations and reduced operating profit of the related business segment. The corporate restructuring charges are included in the Statements of Consolidated Income in Income from Operations and the other corporate charges are included in Other Expense–Net. All of the corporate restructuring and other corporate charges are included in Business Segment Information in Corporate & Other–Net.

Restructuring Liabilities

Restructuring liabilities of $8 remaining at December 31, 2000 were fully utilized in 2001. Movement of the various components of restructuring liabilities for 2002 and 2001 follows:

	Workforce reductions		Inventory & other asset write-downs	Plant consolidation & other	Total
	Employees	Dollars			
2001 charges	2,310	$ 71	$ 20	$ 28	$119
Utilized in 2001	(1,966)	(50)	(20)	(26)	(96)
Liabilities remaining at December 31, 2001	344	21	0	2	23
2002 charges	1,994	45	8	9	62
Utilized in 2002	(1,844)	(55)	(8)	(6)	(69)
Liabilities remaining at December 31, 2002	494	$ 11	$ 0	$ 5	$ 16

In 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 146," Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses the reporting of expenses related to exit and disposal activities, including business restructurings, and is effective for actions initiated after 2002. This Statement does not alter the accounting for exit or disposal activities associated with acquired businesses. The Statement will require an evaluation of the facts and circumstances in determining the proper accounting recognition of expenses related to each exit or disposal activity. It is expected the Statement will spread out the recognition of these expenses, but not alter the related cash flows.

Goodwill and Other Intangible Assets

As discussed in "Accounting Policies" above, effective January 1, 2002, Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 142,"Goodwill and Other Intangible Assets". Upon adoption, the Company ceased the amortization of goodwill and indefinite life intangible assets recorded in connection with previous business acquisitions. A reconciliation of income from continuing operations and income from continuing operations per Common Share for 2001 and 2000, as if SFAS No. 142 had been adopted as of the beginning of each year, follows:

	2002	2001	2000
Reported income from continuing operations	$ 281	$ 169	$ 363
Add back amortization of goodwill & indefinite life intangible assets, net of income taxes	—	63	64
Adjusted income from continuing operations	$ 281	$ 232	$ 427
Reported income from continuing operations per Common Share assuming dilution	$3.92	$2.39	$5.00
Add back amortization of goodwill & indefinite life intangible assets, net of income taxes	—	.88	.89
Adjusted income from continuing operations per Common Share	$3.92	$3.27	$5.89

A summary of goodwill and other intangible assets follows:

	2002		2001	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Goodwill	$2,232	$ 322	$2,218	$ 316
Intangible assets not subject to amortization (primarily trademarks)	$ 333	$ 24	$ 330	$ 24
Intangible assets subject to amortization				
Patents	$ 192	$ 78	$ 190	$ 63
Other	153	66	176	76
	$ 345	$ 144	$ 366	$ 139

Expense related to intangible assets subject to amortization for 2002 was $23. Estimated annual pretax expense for intangible assets subject to amortization recorded at December 31, 2002 for each of the next five years follows: 2003, $22; 2004, $18; 2005, $17; 2006, $16; and 2007, $15.

Discontinued Operations

On June 30, 2000, the Company's semiconductor equipment operations were reorganized into a wholly-owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering (IPO) for the sale of 17.6% of its common stock. The net proceeds from the IPO were $349. On December 29, 2000 Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off). The gain on the IPO of $272 was recorded as a direct increase to Shareholders' Equity. The spin-off was recorded as a direct reduction of Shareholders' Equity of $416.

The consolidated financial statements present the semiconductor equipment operations as a discontinued operation for 2000. Operating results of discontinued operations in 2000 were net sales of $679, pretax income of $132 and net income of $90.

Debt and Other Financial Instruments

Short-term debt of $47 at December 31, 2002 related to lines of credit of subsidiaries outside the United States. These subsidiaries have available short-term lines of credit aggregating $97 from various banks worldwide.

Long-term debt, including the current portion, follows:

	2002	2001
7.05% debentures due 2002		$ 100
Variable rate notes due 2003	$ 150	150
6.95% notes due 2004 (converted to floating rate by interest rate swap)	250	250
1.62% Yen notes due 2006	42	38
8% debentures due 2006	86	86
8.9% debentures due 2006 (converted to floating rate by interest rate swap)	100	100
6% Euro 200 million notes due 2007 (converted to floating rate by interest rate swap)	209	177
5.75% notes due 2012 ($175 converted to floating rate by interest rate swap)	300	
8.1% debentures due 2022	100	100
7-5/8% debentures due 2024	66	66
6-1/2% debentures due 2025 (due 2005 at option of debenture holders)	145	145
7.875% debentures due 2026	82	82
7.65% debentures due 2029	200	200
6.4% to 7.6% medium-term notes due at various dates through 2018	131	157
Commercial paper	30	630
Other	150	101
	2,041	2,382
Less current portion of long-term debt	(154)	(130)
	$ 1,887	$ 2,252

Eaton has credit facilities of $900, of which $500 expire in May 2003 and $400 expire in April 2005.

Notes to Consolidated Financial Statements

The Company has entered into interest rate swaps to manage interest rate risk. A summary of these instruments outstanding at December 31, 2002, excluding certain immaterial instruments, follows (currency in millions):

Interest rate swaps (a)	Hedge type	Notional amount	Interest rates (b) Receive	Pay	Floating interest rate basis
Fixed to floating	Fair value	$250	6.95%	5.1%	6 month LIBOR + 3.7%
Fixed to floating	Fair value	$100	8.9%	5.6%	6 month LIBOR + 3.9%
Fixed € to floating €	Fair value	€200	6.0%	3.8%	6 month EURIBOR + 0.54%
Fixed to floating	Fair value	$175	5.75%	2.5%	6 month LIBOR + 0.58%

(a) The maturity of the swaps correspond with the maturity of the hedged item as noted in the long-term debt table.

(b) Interest rates are as of year-end 2002.

The weighted-average interest rate on short-term borrowings, including commercial paper classified as long-term debt, was 3.9% at December 31, 2002 and 3.3% at December 31, 2001.

Aggregate mandatory annual maturities of long-term debt for each of the next five years are as follows: 2003, $154; 2004, $255; 2005, $47; 2006, $231; and 2007, $261.

Interest paid was $116 in 2002, $175 in 2001, and $205 in 2000.

The carrying values of cash, short-term investments and short-term debt in the balance sheet approximate their estimated fair values. The estimated fair values of other financial instruments outstanding are as follows:

	2002 Notional amount	2002 Carrying value	2002 Fair value	2001 Notional amount	2001 Carrying value	2001 Fair value
Long-term debt, current portion of long-term debt & foreign currency principal swaps		$(2,041)	$(2,202)		$(2,382)	$(2,514)
Commodity contracts	$10	(a)	(a)	$14	(a)	(a)
Foreign currency forward exchange contracts	275	(7)	(6)	122	(5)	(11)
Interest rate swaps						
Fixed to floating	811	59	59	509	10	10
Floating to floating				92	(a)	(a)
Floating to fixed	13	(3)	(3)	113	(3)	(3)

(a) Balance less than $1.

The estimated fair values of financial instruments are principally based on quoted market prices. The fair value of foreign currency forward exchange contracts, which primarily relate to the Euro, British Pound and Japanese Yen and which mature in 2003, and foreign currency principal and interest rate swaps were estimated based on quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences.

Retirement Benefit Plans

The Company has defined benefit pension plans and other postretirement benefit plans, primarily health care and life insurance. Components of plan obligations and assets and the net amounts recognized in the balance sheets are as follows:

	Pension benefits 2002	Pension benefits 2001	Other postretirement benefits 2002	Other postretirement benefits 2001
Projected benefit obligation at beginning of year	$(1,856)	$(1,762)	$ (894)	$ (827)
Service cost	(76)	(61)	(15)	(14)
Interest cost	(126)	(124)	(60)	(62)
Actuarial loss	(118)	(128)	(3)	(72)
Benefits paid	205	213	91	79
Effect of translation	(43)	14		
Other	18	(8)	3	2
Projected benefit obligation at end of year	(1,996)	(1,856)	(878)	(894)
Fair value of plan assets at beginning of year	1,836	2,209		
Actual return on plan assets	(196)	(183)		
Employer contributions	30	37	92	80
Benefits paid	(205)	(213)	(91)	(79)
Effect of translation	25	(11)		
Other	(10)	(3)	(1)	(1)
Fair value of plan assets at end of year	1,480	1,836	0	0
Benefit obligations with no plan assets	(91)	(82)	(878)	(894)
Benefit obligations (in excess of) less than plan assets	(425)	62		
Not recognized through net income				
Net loss	846	333	186	190
Prior service cost	12	33	3	(2)
Other	2	1	9	7
Net amount recognized	$ 344	$ 347	$ (680)	$ (699)
Amounts recognized in the balance sheet consist of:				
Accrued asset	$ 23	$ 430		
Accrued liability	(310)	(121)	$ (680)	$ (699)
Intangible asset	14	7		
Accumulated other comprehensive income	617	31		
Net amount recognized	$ 344	$ 347	$ (680)	$ (699)

Statement of Financial Accounting Standards No. 87 requires recognition of a minimum liability for those pension plans with accumulated benefit obligations in excess of the fair values of plan assets at the end of the year. Accordingly, in the fourth quarter of 2002, Eaton recorded a non-cash charge of $586 ($386 after-tax) related to the additional minimum liability for certain underfunded pension plans which reduced Accumulated Other Comprehensive Income in Shareholders' Equity. Pension funding requirements are not currently affected by the recording of this charge. Further, the charge did not impact net income, and will be reversible should the fair value of the pension plans' assets again exceed the accumulated benefit obligations at the end of 2003.

The components of pension benefit income (cost) for continuing operations are as follows:

	2002	2001	2000
Service cost	$ (76)	$ (61)	$ (63)
Interest cost	(126)	(124)	(119)
Expected return on plan assets	213	213	200
Other	(8)	6	6
	3	34	24
Curtailment loss	(4)	(3)	(2)
Settlement (loss) gain	(21)	21	18
	$ (22)	$ 52	$ 40

Actuarial assumptions used in the calculation of amounts recognized for pensions are as follows:

	United States plans		United States & non-United States plans weighted-average	
	2002	2001	2002	2001
Return on pension plan assets	10.00%	10.00%	9.85%	9.85%
Rate of compensation increase	3.75%	4.00%	3.73%	3.74%
Discount rate	6.75%	7.25%	6.53%	6.56%

United States pension plans represent 76% of the total projected benefit obligation. For non-United States plans, assumptions reflect economic conditions applicable to the respective country.

The return on pension plan assets of 10.00% for United States plans and the weighted-average rate of 9.85% for United States and non-United States plans for 2002 and 2001 were utilized in the calculation of benefit cost for the respective year. The return on pension plan assets for 2003 will be lowered to 8.75% for United States plans and a weighted-average rate of 8.71% for United States and non-United States plans.

The discount rates of 6.75% and 7.25% for United States plans and the weighted-average rates of 6.53% and 6.56% for United States and non-United States plans for 2002 and 2001, respectively, were utilized in the calculation of the amounts recognized in the balance sheet at year-end. The discount rates also affect the benefit cost expensed in the prospective year.

The Company also has various defined-contribution benefit plans, primarily consisting of the Eaton Savings Plan (ESP). Total contributions related to these plans charged to expense were $34 in 2002, $43 in 2001, and $75 in 2000.

The components of other postretirement benefit cost of continuing operations are as follows:

	2002	2001	2000
Service cost	$(15)	$(14)	$(16)
Interest cost	(60)	(62)	(60)
Net amortization	(4)	3	
	(79)	(73)	(76)
Curtailment gain			1
Settlement loss	(2)		
	$(81)	$(73)	$(75)

Actuarial assumptions used in the calculation of amounts recognized for other postretirement benefits are as follows:

	2002	2001
Discount rate	6.75%	7.25%
Projected health care cost trend rate	10.00%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year ultimate health care cost trend rate is achieved	2007	2007

The discount rates of 6.75% and 7.25% for 2002 and 2001, respectively, were utilized in the calculation of the amounts recognized in the balance sheet at year-end. The discount rates also affect the benefit cost expensed in the prospective year.

Assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
2002 benefit cost	$ 2	$ (2)
Recorded liability at December 31, 2002	28	(25)

Protection of the Environment

The Company has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. For example, each manufacturing facility has a person responsible for environmental, health and safety (EHS) matters. All of Eaton's manufacturing facilities are becoming certified under ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention at its facilities.

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated (without discounting) the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount consistent with the estimates of these costs when it is probable that a liability has been incurred. At December 31, 2002 and 2001, the balance sheet included a liability for these costs of $64 and $62, respectively. With regard to some of the matters included in the liability, Eaton has rights of recovery from non-affiliated parties for a portion of these estimated costs.

Based upon the Company's analysis and subject to the difficulty in estimating these future costs, Eaton expects that any sum it may be required to pay in connection with environmental matters is not reasonably likely to exceed the liability by an amount that would have a material adverse effect on its financial position, net income or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Notes to Consolidated Financial Statements

Contingencies

The Company is subject to various investigations, claims, legal and administrative proceedings, covering a wide range of matters that arise in the ordinary course of business activities. Any liability that may result from these proceedings is not expected to have a material adverse effect on Eaton's financial position, net income or cash flows.

Shareholders' Equity

There are 300 million Common Shares authorized ($.50 par value per share), 70.6 million of which are issued and outstanding at year-end 2002. At December 31, 2002, there were 10,611 holders of record of Common Shares. Additionally, approximately 27,000 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP) and Eaton Personal Investment Plan (EPIP).

The Company has plans which permit certain employees and directors to defer a portion of their compensation. Eaton has deposited $45 of Common Shares and marketable securities into a trust to fund a portion of these liabilities. The marketable securities are included in Other Assets and the Common Shares are included in Shareholders' Equity.

Stock Options

Stock options have been granted to certain employees and directors, under various plans, to purchase Common Shares at prices equal to fair market value as of the date of grant. Historically, the majority of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant.

During 1997 and 1998, the Company granted special performance-vested stock options with a 10-year vesting term in lieu of more standard employee stock options. These options have a provision for accelerated vesting if and when Eaton achieves certain net income and Common Share price targets. If the targets are not achieved, these options become exercisable 10 days before the expiration of their 10-year term. As of December 31, 2002, 2.2 special performance-vested stock options were outstanding of which .9 were exercisable.

A summary of stock option activity follows:

	2002		2001		2000	
	Average price per option	Options	Average price per option	Options	Average price per option	Options
Outstanding January 1	$59.97	9.9	$57.30	10.2	$65.89	8.7
Granted	80.85	1.1	72.67	1.1	71.90	1.5
Exercised	46.67	(1.0)	42.00	(.9)	33.76	(.3)
Canceled	70.55	(.4)	67.04	(.5)	83.05	(.6)
Options outstanding before spin-off of Axcelis					66.89	9.3
Cancellation of options of Axcelis employees					72.39	(.5)
Adjustment for spin-off of Axcelis						1.4
Outstanding December 31	$63.40	9.6	$59.97	9.9	$57.30	10.2
Exercisable December 31	$58.67	6.3	$55.94	6.1	$51.51	5.8
Reserved for future grants December 31		3.1		1.4		2.0

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Range of exercise prices per option	Options outstanding	Weighted-average remaining contractual life (years)	Weighted average exercise price per outstanding option	Options exercisable	Weighted-average exercise price per exercisable option
$33.86 - $39.99	.1	.1	$33.91	.1	$33.91
$40.00 - $49.99	1.7	2.2	45.50	1.7	45.50
$50.00 - $59.99	.1	6.8	57.76	.1	57.47
$60.00 - $69.99	4.6	5.5	61.79	3.5	61.78
$70.00 - $79.99	1.9	6.8	74.27	.8	74.38
$80.00 - $88.41	1.2	8.8	82.00	.1	87.67
	9.6			6.3	

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard (SFAS) No. 123," Accounting for Stock-Based Compensation". If Eaton accounted for its stock options under the fair value method of SFAS No. 123, net income and net income per Common Share would have been as indicated below:

	2002	2001	2000
Net income			
As reported	$ 281	$ 169	$ 453
Assuming fair value method	267	153	435
Net income per Common Share assuming dilution			
As reported	$3.92	$2.39	$6.24
Assuming fair value method	3.73	2.17	5.99
Net income per Common Share basic			
As reported	$3.98	$2.43	$6.31
Assuming fair value method	3.79	2.21	6.06

The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Dividend yield	2.5%	2.5%	3%
Expected volatility	29%	26%	23%
Risk-free interest rate	2.6% to 4.3%	3.7% to 5%	6% to 6.8%
Expected option life in years	4	4	4 or 5
Weighted-average per share fair value of options granted during the year	$18.34	$ 15.71	$ 15.47

Preferred Share Purchase Rights

In 1995, the Company declared a dividend of one Preferred Share Purchase Right for each outstanding Common Share. The Rights become exercisable only if a person or group acquires, or offers to acquire, 20% or more of Eaton's Common Shares. The Company is authorized to reduce that threshold for triggering the Rights to not less than 10%. The Rights expire on July 12, 2005, unless redeemed earlier at one cent per Right.

When the Rights become exercisable, the holder of each Right, other than the acquiring person, is entitled 1) to purchase for $250, one one-hundredth of a Series C Preferred Share, 2) to purchase for $250, that number of Eaton's Common Shares or common stock of the acquiring person having a market value of twice that price, or 3) at the option of the Company, to exchange each Right for one Common Share or one one-hundredth of a Preferred Share.

Comprehensive Income (Loss)

The components of Accumulated Other Comprehensive Income (Loss) as reported in the Statement of Consolidated Shareholders' Equity are as follows:

	Foreign currency translation adjustments	Unrealized gain (loss) on available for sale investments	Deferred gain (loss) on cash flow hedges	Minimum pension liability adjustment	Total
Balance at January 1, 2000	$(220)	$ 0	$ 0	$ 0	$(220)
2000 adjustment, net of income taxes	(47)	(4)			(51)
Adjustment for spin-off of Axcelis	4				4
Balance at December 31, 2000	(263)	(4)	0	0	(267)
2001 adjustment, net of income taxes	(20)	5	(5)	(21)	(41)
Recognition in income of adjustment related to divested businesses	9				9
Balance at December 31, 2001	(274)	1	(5)	(21)	(299)
2002 adjustment, net of income taxes	(15)		1	(386)	(400)
Balance at December 31, 2002	$(289)	$ 1	$ (4)	$(407)	$(699)

A discussion of the minimum pension liability adjustment recorded in 2002 is included in "Retirement Benefit Plans" above.

Income Taxes

For financial statement reporting purposes, income from continuing operations before income taxes, based on the geographic location of the operation to which such earnings are attributable, is summarized below. Certain foreign operations are branches of Eaton and are, therefore, subject to United States as well as foreign income tax regulations. As a result, pretax income by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note to the consolidated financial statements, non-United States operations include Puerto Rico.

	Income from continuing operations before income taxes		
	2002	2001	2000
United States	$ 56	$ 60	$264
Non-United States	343	227	288
Write-off of foreign currency translation adjustments related to divested businesses		(9)	
	$399	$278	$552

Income tax expense of continuing operations follows:

	2002	2001	2000
Current			
United States			
Federal	$123	$ (8)	$ 89
State & local	6	(5)	10
Non-United States	42	65	56
	171	52	155
Deferred			
United States Federal	(71)	64	27
Non-United States	18	(7)	7
	(53)	57	34
	$118	$109	$189

Reconciliations of income taxes of continuing operations at the United States Federal statutory rate to the effective income tax rate follow:

	2002	2001	2000
Income taxes at the United States statutory rate	35.0%	35.0%	35.0%
United States state & local income taxes	1.4	(1.7)	1.8
Other United States-net	1.4	(9.3)	4.9
Non-United States operations (earnings taxed at other than United States tax rate)	(8.3)	4.2	(10.1)
Amortization of goodwill		4.8	2.6
Sales of businesses		6.4	
	29.5%	39.4%	34.2%

Eaton has manufacturing operations in Puerto Rico which operate under certain United States tax law incentives related to the repatriation of earnings that, at this point, are not expected to be available after 2005. Management believes that the loss of these incentives will not have a material adverse impact on net income. Income tax credits claimed under these incentives were $33 in 2002, $41 in 2001 and $46 in 2000.

Significant components of current and long-term deferred income taxes follow:

	2002		2001	
	Current assets	Long-term assets	Current assets	Long-term liabilities
Accruals & other adjustments				
Employee benefits	$ 53	$ 346	$ 56	$ 167
Depreciation & amortization		(405)		(436)
Other	117	36	89	23
Other items	11	8	8	12
United States income tax credit carryforwards		46		14
United States foreign tax credit carryforwards		33		38
Tax loss carryforwards		54		61
Valuation allowance		(78)		(87)
	$ 181	$ 40	$ 153	$(208)

Notes to Consolidated Financial Statements

At the end of 2002, United States income tax credit carryforwards of $46 are available to reduce future Federal income tax liabilities, including $26 which expire at the end of 20 years and $20 of which are not subject to expiration. Foreign tax credit carryforwards of $33 are also available to reduce United States Federal income tax liabilities during the next five years. A full valuation allowance has been recorded for the foreign tax credit carryforwards.

At December 31, 2002, certain non-United States subsidiaries had tax loss carryforwards aggregating $161 that are available to offset future taxable income. Carryforwards of $107 expire at various dates from 2003 through 2012 and the balance have no expiration date. A valuation allowance of $45 has been recorded for the tax effect of these tax loss carryforwards.

No provision has been made for income taxes on undistributed earnings of consolidated non-United States subsidiaries of $873 at December 31, 2002, since the earnings retained have been reinvested by the subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

Worldwide income tax cash flows were payments of $61 in 2002 and $210 in 2000, and a refund of $11 in 2001.

Other Information

Assets

Accounts receivable are net of an allowance for doubtful accounts of $26 at the end of 2002 and $20 at the end of 2001.

The components of inventories follow:

	2002	2001
Raw materials	$283	$260
Work in process	160	217
Finished goods	289	238
Inventories at FIFO	732	715
Excess of FIFO over LIFO cost	(34)	(34)
Net inventories	$698	$681

Gross inventories accounted for using the LIFO method were $478 at the end of 2002 and $440 at the end of 2001.

Liabilities

A summary of the current and long-term liabilities for warranties follows:

	2002	2001
Balance at the beginning of the year	$128	$157
Current year accruals	129	92
Claims paid/satisfied	(119)	(108)
Other	(11)	(13)
Balance at the end of the year	$127	$ 128

Lease Commitments

The Company leases certain real properties, primarily sales and office facilities, and equipment. Minimum rental commitments for 2003 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, are $83 and decline substantially thereafter.

Rental expense was $102 in 2002, $113 in 2001, and $118 in 2000.

Net Income per Common Share

The calculation of net income per Common Share assuming dilution and basic follows:

	2002	2001	2000
Net income	$ 281	$ 169	$ 453
Average number of Common Shares outstanding assuming dilution	71.7	70.5	72.6
Less dilutive effect of stock options	1.1	1.1	.8
Average number of Common Shares outstanding basic	70.6	69.4	71.8
Net income per Common Share assuming dilution			
Continuing operations	$3.92	$2.39	$5.00
Discontinued operations			1.24
	$3.92	$2.39	$6.24
Net income per Common Share basic			
Continuing operations	$3.98	$2.43	$5.06
Discontinued operations			1.25
	$3.98	$2.43	$6.31

Employee and director stock options to purchase 3.0 Common Shares in 2002, 2.2 in 2001, and 6.0 in 2000 were outstanding but were not included in the computation of net income per Common Share assuming dilution, since they would have had an antidilutive effect on earnings per share.

Business Segment and Geographic Region Information

Eaton is a global diversified industrial manufacturer with annual sales of $7.2 billion. The Company is a leader in fluid power systems; electrical power quality, distribution and control; automotive engine air management and fuel economy; and intelligent drivetrain systems for fuel economy and safety in trucks. Eaton had 48,000 employees at the end of 2002, which increased to 51,000 in 2003 due to the acquisition of the electrical business of Delta plc, and sells products in more than 50 countries. Major products included in each segment and other information follows.

Fluid Power

All pressure ranges of hose, fittings, adapters, couplings and other fluid power connectors; hydraulic pumps, motors, valves, cylinders, power steering units, transaxles and transmissions; electronic and hydraulic controls; electric motors and drives; filtration products and fluid-evaluation products and services; aerospace products and systems—hydraulic and electrohydraulic pumps, motors, electric motor pumps, hydraulic motor driven generators and integrated system packages, hydraulic and electromechanical actuators, flap and slat systems, nose wheel steering systems, cockpit controls, power and load management systems, sensors, fluid debris monitoring products, illuminated displays, integrated displays and panels, relays and valves; clutches and brakes for industrial machines; golf grips and precision molded and extruded plastic products

Industrial & Commercial Controls

Vacuum interrupters, a wide range of circuit breakers and a variety of power distribution and control assemblies and components used in managing distribution of electricity to homes, businesses and industrial facilities; engineering systems and diagnostic and support services to support customer power and control system requirements; thermal circuit breakers and power control and conversion equipment used in commercial and military applications; drives, contactors, starters, and other motor control products used in the control and protection of electric motors; a wide range of sensors used for position sensing; automation personal computers and programmable logic controllers for controlling machine logic; a full range of operator interface hardware and software for interfacing with machines

Automotive

Valvetrain systems, intake and exhaust valves, lash compensation lifters and lash adjusters, cylinder heads, superchargers, limited slip and locking differentials, transmission dampers, precision gear forgings, air control valves, engine sensors and controls, mirror actuators, transmission controls, on-board vapor recovery systems, fuel level senders and pressure control valves

Truck

Heavy-, medium-, and light-duty mechanical transmissions, heavy-duty automated transmissions, heavy- and medium-duty clutches, gears and shafts, traction control systems, transfer boxes, power take-off units, splitter boxes, gearshift mechanisms, transmissions for off-highway construction equipment, and collision warning systems

Other Information

The principal markets for Fluid Power, Automotive and Truck are original equipment manufacturers and after-market customers of aerospace products and systems, off-highway agricultural and construction vehicles, industrial equipment, passenger cars and heavy-, medium-, and light-duty trucks. These manufacturers are generally concentrated in North America and Europe; however, sales are made globally. Most sales of these products are made directly to such manufacturers.

The principal markets for Industrial & Commercial Controls are industrial, construction, commercial, automotive and government customers. These customers are generally concentrated in North America; however, sales are made globally. Sales are made directly by the Company and indirectly through distributors and manufacturers' representatives to such customers.

No single customer represented more than 10% of net sales of continuing operations in 2002, 2001 or 2000. Sales from ongoing United States and Canadian operations to customers in foreign countries were $503 in 2002, $520 in 2001 and $599 in 2000 (7% of sales for all years presented).

The accounting policies of the segments are generally the same as the policies described under "Accounting Policies" above, except that inventories and related cost of products sold of the segments are accounted for using the FIFO method and operating profits only reflect the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties.

Identifiable assets exclude general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

	Ongoing operations		
	Net sales	Operating profit	Long-lived assets
2002			
United States	$5,605	$ 483	$1,338
Canada	185	15	13
Europe	1,110	65	351
Latin America	403	45	160
Pacific Region	358	43	93
Eliminations	(452)		
	$7,209	$ 651	$1,955
2001			
United States	$5,677	$ 414	$1,419
Canada	177	11	15
Europe	1,108	(5)	322
Latin America	406	37	203
Pacific Region	310	19	91
Eliminations	(464)		
	$7,214	$ 476	$2,050
2000			
United States	$6,483	$ 679	$1,532
Canada	182	15	14
Europe	1,232	46	352
Latin America	412	47	193
Pacific Region	253	20	79
Eliminations	(576)		
	$7,986	$ 807	$2,170

Net sales and operating profit are attributed to geographical regions based upon the location of the selling unit.

Long-lived assets consist of property, plant and equipment-net.

Operating profit was reduced by unusual items as follows:

	2002	**2001**	**2000**
United States	$ 49	$ 67	$ 42
Europe	10	37	4
Latin America		2	1
Pacific Region		1	
	$ 59	$107	$ 47

Notes to Consolidated Financial Statements

Business Segment Information	2002	2001	2000
Net sales			
Fluid Power	$2,456	$2,507	$2,607
Industrial & Commercial Controls	1,993	2,199	2,421
Automotive	1,594	1,479	1,502
Truck	1,166	1,029	1,456
Total ongoing operations	7,209	7,214	7,986
Divested operations		85	323
Total net sales	$7,209	$7,299	$8,309
Operating profit (loss)			
Fluid Power	$ 187	$ 183	$ 235
Industrial & Commercial Controls	149	163	251
Automotive	225	194	214
Truck	90	(64)	107
Total ongoing operations	651	476	807
Corporate			
Divested operations		6	8
Amortization of goodwill & other intangible assets	(23)	(94)	(95)
Interest expense–net	(104)	(142)	(177)
Gains on sales of businesses	18	61	
Corporate & other–net	(143)	(29)	9
Income from continuing operations before income taxes	399	278	552
Income taxes	118	109	189
Income from continuing operations	281	169	363
Income from discontinued operations			90
Net income	$ 281	$ 169	$ 453
Income from continuing operations before income taxes was reduced by unusual items as follows:			
Fluid Power	$ 26	$ 22	$ 47
Industrial & Commercial Controls	16	30	
Automotive	1		
Truck	16	55	
Corporate	13	22	5
	$ 72	$ 129	$ 52

	2002	2001	2000
Identifiable assets			
Fluid Power	$1,439	$1,345	$1,518
Industrial & Commercial Controls	847	1,016	1,099
Automotive	819	781	816
Truck	605	651	710
Total ongoing operations	3,710	3,793	4,143
Goodwill	1,910	1,902	1,985
Other intangible assets	510	533	553
Corporate	1,008	1,418	1,215
Divested operations			284
Total assets	$7,138	$7,646	$8,180
Expenditures for property, plant & equipment			
Fluid Power	$ 53	$ 61	$ 95
Industrial & Commercial Controls	34	54	71
Automotive	75	96	96
Truck	56	64	81
Total ongoing operations	218	275	343
Corporate	10	17	28
Divested operations		3	15
Total expenditures for property, plant & equipment	$ 228	$ 295	$ 386
Depreciation of property, plant & equipment			
Fluid Power	$ 91	$ 96	$ 97
Industrial & Commercial Controls	70	72	74
Automotive	69	66	65
Truck	54	56	57
Total ongoing operations	284	290	293
Corporate	22	23	21
Divested operations			14
Total depreciation of property, plant & equipment	$ 306	$ 313	$ 328

Management's Discussion and Analysis of Financial Condition and Results of Operations

Dollars in millions, except for per share data (per share data assume dilution)

Overview

While global economic conditions remained difficult in 2002, presenting a challenging operating environment, Eaton posted significantly improved results, with each business segment reporting solid performance during the year. During 2002, Eaton made significant progress towards key corporate goals of 1) out-growing end markets, 2) resizing the Company to compete effectively and profitably in the current depressed market and 3) improving the strength of the balance sheet.

Worldwide net sales were $7,209 in 2002. Although 1% lower than 2001, sales reflected levels that outperformed a number of the Company's end markets. Net income was $281 in 2002 ($3.92 per Common Share), up 66% from $169 in 2001 ($2.39 per share). The increase was primarily due to the result of the benefits of restructuring actions taken in 2002 and prior years. Before unusual items in both years, operating earnings were $315 in 2002 ($4.40 per share), up 35% from $233 in 2001 ($3.30 per share). Unusual items reported in both years included restructuring charges, other unusual charges and gains on sales of businesses.

Eaton's results in 2002 were aided by actions taken in 2002 and earlier years to comprehensively restructure operations. With these actions, the Company incurred restructuring and other unusual charges of $72 in 2002 ($.66 per Common Share) and $129 in 2001 ($1.21 per share), and delivered $130 of savings in 2002. These savings helped the Company to post significantly higher earnings despite end markets showing yet another year of decline. In addition, 2002 results were favorably impacted by $.88 per Common Share due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which ceased the amortization of goodwill and certain intangible assets. These positive effects on income were partially offset by additional pension expense and other postretirement benefit expense in 2002 of $.52 per share. The Company also reported gains on sales of businesses of $.18 per share in 2002 compared to $.30 per share in 2001.

Throughout 2002, Eaton continued to focus on strengthening the balance sheet. Cash flow from operations in 2002 was an all-time high of $900, and cash flow after capital expenditures and cash dividends (free cash flow) for the year was $549. As a result, total debt was reduced by $352 during the year and cash and short-term investments increased by $117. The net debt to total capital ratio at the end of 2002 was 41.9%, down from 46.2% at year-end 2001. This ratio would have dropped to 38.2% but for the recognition of a $386 reduction of Shareholders' Equity related to the recognition of a minimum pension liability for certain pension plans at the end of 2002.

2002 Compared to 2001

Results of Operations

Sales of $7,209 for 2002 were 1% below 2001. After excluding the impact of the divestitures of the Navy Controls business in the third quarter of 2002 and the Vehicle Switch/Electronics Division (VS/ED) in the first quarter of 2001, sales increased by 1%. Sales of the Fluid Power segment were $2,456 in 2002, 2% below 2001, while sales of the Industrial & Commercial Controls segment of $1,993 were down 9% from 2001, due to weakness in end markets served by these segments. The Automotive segment reported sales of $1,594 in 2002, 8% higher than 2001, reflecting the continued strong performance of the North American and European automobile markets. Truck segment sales rose to $1,166, 13% above 2001, spurred by purchases of heavy-duty trucks in North America in advance of new engine emission requirements.

Sales in the United States increased to $5,605 in 2002, 1% above 2001 after excluding the impact of the divestitures of businesses in 2002 and 2001, primarily the result of continued strong performance in the Automotive segment and the mid-year surge in the Truck segment. Sales in international markets were $2,056 in 2002, only slightly above 2001. Sales in 2002 of $1,110 in Europe, $403 in Latin America and $185 in Canada were all flat compared to 2001, as these economies remained weak. Sales in the Pacific region increased to $358, 15% higher than 2001, primarily due to improved performance of Fluid Power, Automotive and Truck operations in this region.

As the weak economic conditions of 2001 continued into 2002, Eaton undertook additional restructuring actions to further reduce fixed operating costs across its business segments and certain corporate functions. During 2002, $62 of operational restructuring charges were recorded, including $26 for Fluid Power, $16 for Industrial & Commercial Controls and $16 for Truck. These compared to similar restructuring charges of $119 in 2001. In addition, unusual corporate charges of $10 in each of 2002 and 2001 were recorded which related to non-operating activities. On an after-tax basis, these restructuring and unusual charges reduced net income for 2002 by $47 ($.66 per Common Share) and for 2001 by $86 ($1.21 per share). The operational restructuring charges are included in the Statements of Consolidated Income in Income from Operations and reduced Operating Profit of the related business segment. The corporate restructuring charges are included in the Statements of Consolidated Income in Income from Operations and the other corporate charges are included in Other Expense-Net. All of the corporate restructuring and other corporate charges are included in Business Segment Information in Corporate & Other-Net.

Results for 2002 were favorably impacted by the adoption of SFAS No. 142, which ceased the amortization of goodwill and indefinite life intangible assets recorded in connection with current and previous business acquisitions. This accounting change increased pretax income for 2002 by $73 ($63 after- tax, or $.88 per Common Share) compared to 2001. Income for 2002 was reduced by $57 ($37 after-tax, or $.52 per share) compared to 2001 due to increased pension expense and other postretirement benefit expense which reflected the decline in the market value of equity investments in Eaton's pension fund, coupled with lower discount rates associated with pension and other postretirement benefit liabilities.

As displayed in the Statements of Consolidated Income, despite slightly lower sales, Income from Operations of $517 in 2002 increased $169 over 2001, rising to 7.2% of sales from 4.8% of sales in 2001. These increases were primarily attributable to the benefits of the aggressive restructuring actions described above, which generated $130 of savings in 2002. The increases also reflected lower restructuring charges recorded in 2002 compared to 2001 and reduced amortization expense in 2002 related to the change in accounting for goodwill and indefinite life intangible assets described above. Offsetting these positive effects on income was increased pension expense and other postretirement benefit expense in 2002, as described above.

In the third quarter of 2002, Eaton sold the Navy Controls business, which resulted in a pretax gain of $18 ($13 after-tax, or $.18 per Common Share). During 2001, VS/ED, the Air Conditioning and Refrigeration business and certain assets of Automotive and Truck businesses were sold. The sales of businesses in 2001 resulted in a net pretax gain of $61 ($22 after-tax, or $.30 per share). The gains for both years are reported as a separate line item in the Statements of Consolidated Income and Business Segment Information. In Business Segment Information, the operating results of VS/ED are included in divested operations.

The effective income tax rate for 2002 was 29.5% compared to 39.4% for 2001. The higher rate in 2001 was primarily the result of the tax effect of book/tax basis differences related to businesses sold in the first quarter of 2001 and the amortization of non-deductible goodwill in 2001. Excluding the negative tax consequences related to the sales of businesses and non-deductible goodwill in 2001, the effective tax rate for 2001 was 28.2% compared to 29.5% in 2002.

Before restructuring charges, other unusual charges and gains on the sales of businesses, operating earnings were $315 in 2002 ($4.40 per Common Share), 35% above 2001 on a similar basis. These improvements were primarily the result of the factors described above. Net income for 2002, including unusual charges and gains on sales of businesses, was $281 ($3.92 per share), 66% higher compared to $169 in 2001 ($2.39 per share).

Business Segments

Fluid Power

Sales of Eaton's largest business segment, Fluid Power, were $2,456 in 2002, 2% below one year earlier. Fluid Power end markets showed no growth compared to 2001, with North American fluid power industry shipments down about 2%, commercial aerospace markets off about 17%, and defense aerospace markets up by 27%. The expected significant decline in the commercial aerospace market started in the second quarter of 2002, while traditional mobile and industrial hydraulics markets showed little improvement in 2002. Offsetting these declines was strength in the military aerospace markets.

Operating profits before restructuring charges were $213 in 2002, 4% higher than $205 posted in 2001. These profits represented a return on sales of 8.7% in 2002, up from 8.2% in 2001. In spite of general weakness in end markets, profits in 2002 were higher than 2001, primarily the result of the benefits of aggressive restructuring actions taken to resize this business in prior periods. Restructuring charges recognized in 2002 were $26 compared to $22 in 2001. Profits after restructuring charges were $187 in 2002, up from $183 in 2001.

In the fourth quarter of 2002, two acquisitions were completed in this segment. The Company purchased the Boston Weatherhead business of Dana Corporation for $130. This business, which had 2001 sales of $207, manufactures hose, tubing, and fluid connectors for fluid power systems primarily for the industrial distribution, mobile off-highway and heavy-duty truck markets. In addition, the aerospace circuit breaker business of Mechanical Products was purchased during the fourth quarter.

During the second quarter of 2002, Eaton purchased the remaining 40% interest in its hydraulics systems joint venture company, Jining Eaton Hydraulics Company, Ltd. (JEHYCO), located in Jining, China. JEHYCO is the Company's fourth wholly-owned business in China.

In 2002, Eaton announced a multi-year contract with Lockheed Martin to supply the wing fluid distribution package on the supersonic multi-role Joint Strike Fighter, the F-35, which represents Eaton's second major contract for this aircraft. The award is for the system design and development phase of the program, which is expected to total 14 aircraft and generate an estimated $3 of revenue over the next two years. Based on the projected manufacture of 3,000 aircraft and additional foreign military sales over the planned lifetime of the F-35, this award has the potential of generating revenue for Eaton of $1 billion over the 35 year life of the program. The Company also announced it had been selected to receive $84 in business as a result of the U.S. Air Force's decision to purchase an additional 60 C-17 cargo aircraft in 2004 through 2007.

During 2002, the Company also announced a multi-year contract with Airbus to provide products for hydraulic fluid conveyance in the new Airbus 380, the world's largest commercial aircraft. The contract has potential revenue of $70 over the next 20 years. This was the second contract awarded to Eaton for the A380, with the combined contracts expected to generate revenues of approximately $270 over the next 20 years. Additionally, during 2002, Eaton was awarded a multi-year contract by BMW to provide fluid hose assemblies for two major automobile production models. This contract is expected to have revenues in excess of $150 over the next six years.

Industrial & Commercial Controls

In the Industrial & Commercial Controls segment, sales for 2002 were $1,993, down 9% from 2001, but down only 7% after adjusting for the impact of selling the Navy Controls business at the start of the third quarter. End markets for the electrical business weakened during the year, with an estimated 9% decline in the North American markets for this business compared to 2001. The long-cycle, large-project portion of this business, which is tied to commercial construction, continued to soften during the year.

Operating profits before restructuring charges were $165 in 2002, down from $193 in 2001. These profits represented a return on sales of 8.3% in 2002 compared to 8.8% in 2001. Profits declined 15% from 2001, but were down 12% after excluding Navy Controls which was sold in mid-2002. The decline in profits was primarily the result of declining sales volume due to weak market conditions in most of the sectors this segment serves and the effects of product mix. Restructuring charges recognized in 2002 were $16 compared to $30 in 2001. Profits after restructuring charges were $149 in 2002 compared to $163 in 2001.

In January 2003, Eaton completed the acquisition of the electrical business of Delta plc for $215. This business, which had 2001 sales of $379, includes major electrical brands such as MEM®, Holec™, Bill™, Home Automation™, Elek™ and Tabula™. The Delta business represents a significant addition to the capabilities and geographic footprint of the Industrial & Commercial Controls business. Additionally, in early January 2003 the acquisition of the power systems business of Commonwealth Sprague Capacitor was completed. This business will add to offerings in the areas of power quality and energy management.

During the second quarter of 2002, Eaton announced the formation of its new Performance Power Solutions organization, created to expand the Company's position in the power quality and assurance market, as well as to create a new business relationship with Johnson Controls. This business expansion is expected to result in $300 of new business revenue over the next four years.

Automotive

The Automotive segment posted sales of $1,594 in 2002, 8% above 2001. Compared to 2001, NAFTA automotive production was up 6% to 16.7 million units, while European production decreased 2% to 18.0 million units. The Automotive segment continued its strong performance with sales growth that considerably outpaced its end markets. The heavy investments Eaton has made in new product development over the last several years are delivering strong results and broadening opportunities, as this segment has been able to accelerate the pace of new product introductions to gain market share.

Operating profits before restructuring charges were $226 in 2002, up 16% from $194 in 2001. The segment produced a return on sales of 14.2% in 2002, up from 13.1% in 2001. The increases in profits and margins were primarily the result of the increase in sales during 2002.

In 2002, the Company announced the acquisition, from McLaren Performance Technologies, of the technology, trademarks, and engineering assets related to the Gerodisc™ product line. The addition of this product line to Eaton's existing products broadens the product range sold to the light-duty automotive differential market. During the year, Eaton also increased its investment to 49% in Cyltec, an associate company that manufactures cylinder heads for the light vehicle market in North America. In late 2002, Eaton won a contract from the Chrysler Group to provide electronic differentials for the front and rear axles of a future vehicle platform.

Further progress was made in growing Eaton's supercharger business in 2002. In Brazil, the smallest supercharger ever produced on a commercial basis was launched for use on the new Ford Fiesta, and delivery began of a high-efficiency supercharger for use with the new M-271 engine program of Mercedes. The Company is providing superchargers, intake and exhaust valves, roller rocker arms and lash adjusters for the M-271 program.

In the first quarter of 2002, Eaton announced the receipt of a contract from General Motors Corporation's Tier One mirror suppliers to provide memory glass and power-folding mirror actuators for a wide range of pick-up trucks and sport utility vehicles.

Truck

The Truck segment posted sales of $1,166 in 2002, a 13% increase over 2001. Sales in the North American heavy-duty truck market were higher in the second and third quarters of 2002, spurred by purchases of heavy-duty trucks in North America in advance of new engine emission requirements. NAFTA heavy-duty truck production was up 24% in 2002 to 181,000 units, NAFTA medium-duty truck production was flat, European truck production was down 6%, and South American production decreased by 12%.

Operating profits before restructuring charges were $106 in 2002 compared to a loss of $9 in 2001. These profits represented a return on sales of 9.1% in 2002. The positive impact of the extensive restructuring actions in this segment over the last two years can be seen in the $115 of increased profit before restructuring costs in 2002 on increased sales of $137. Restructuring charges recognized in 2002 were $16 compared to $55 in 2001. Profits after restructuring charges were $90 in 2002 compared to a loss of $64 in 2001.

During 2002, Eaton announced two new contracts in South America with Volvo and AGCO to supply transmissions for heavy-duty trucks and farm tractors. These contracts are expected to generate more than $190 of sales over the next eight years.

Corporate Income (Expense)

Results for 2002 were impacted favorably by the adoption of SFAS No. 142, which ceased the amortization of goodwill and indefinite life intangible assets recorded in connection with current and previous business acquisitions. This accounting change resulted in a $73 reduction in amortization expense in 2002.

Net interest expense of $104 in 2002 decreased by $38 compared to 2001. The decrease was primarily related to the reduction in debt of $352 from the end of 2001 to the end of 2002, as well as a reduction of interest rates in 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate and other expense-net was $143 in 2002 compared to $29 in 2001. The increase was primarily the result of increased pension expense and other post-retirement benefit expense of $57 in 2002 compared to 2001. This increase was due to the effect of the decline in the market value of equity investments in Eaton's pension fund, coupled with lower discount rates associated with pension and other postretirement benefit liabilities. The increase in corporate and other expense–net also reflected other expenses including profits owed to minority interests in subsidiaries, foreign currency, environmental and legal, as well as other corporate office accruals.

Changes in Financial Condition During 2002

Eaton's financial position further strengthened during 2002. Net working capital of $723 at the end of 2002 was virtually unchanged from year-end 2001 (the current ratio was 1.4 at both year-ends). Eaton continued to generate strong cash flow from operating activities, which is the primary source of funds to finance the needs of the Company.

Operating activities generated cash of $900 in 2002, an all-time record and in excess of the strong cash flow generation of $765 in 2001. Further progress was made in reducing operating capital, resulting in a lowering of the number of inventory days-on-hand by six days, a decrease in accounts receivable days outstanding of three days, and reduction in capital expenditures. Capital expenditures for 2002 were $228, $67 lower than 2001 and just over 3% of sales. As a result, the Company was able to complete with cash the acquisitions of Boston Weatherhead and the aerospace circuit breaker business of Mechanical Products in November 2002 while still reducing debt by $352 during 2002 and increasing cash and short-term investments by $117 at the end of 2002.

Total debt of $2,088 at the end of 2002 decreased $352 from the end of 2001. In addition to the contribution from strong operating cash flow, debt was paid down from the proceeds from the sale of Navy Controls. As a result of lower debt and increased cash and short-term investments, the net debt to capital ratio was reduced to 41.9% at the end of 2002 from 46.2% at year-end 2001. This ratio would have dropped to 38.2% but for a $386 reduction of Shareholders' Equity related to the recognition of a minimum pension liability for certain pension plans at the end of 2002. The Company has credit facilities of $900, of which $500 expire in May 2003 and $400 in April 2005.

In 2002, Eaton issued $300 of 5.75% Notes due 2012. The net proceeds from the Notes were used to reduce outstanding commercial paper and repay a portion of more expensive indebtedness incurred in connection with the 1999 acquisition of Aeroquip-Vickers, Inc. During 2002, the Company also reached an agreement with the Internal Revenue Service relating to the treatment of its broad-based company-owned life insurance plans for the years 1993 through 1998. Pursuant to the agreement, the Company terminated its remaining broad-based company-owned life insurance plans. The settlement of this issue resulted in no material effect on Eaton's financial position, net income or cash flows.

Eaton is in compliance with all covenants and other requirements set forth in its credit agreements and indentures, and it is not reasonably likely that this condition would change in the foreseeable future. The Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt.

At the end of 2002, Shareholders' Equity was reduced by a non-cash after-tax charge of $386 related to the recognition of a minimum liability for certain pension plans. This charge is further described in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements. The charge did not impact net income, and will be reversible should the pension plans again become overfunded at the end of 2003. Pension funding requirements are not currently affected by the recording of this non-cash charge.

Cash dividends paid were $123 in 2002. Dividends per Common Share of $1.76 in 2002 were the same as in 2001. Eaton has paid dividends on Common Shares each year since 1923.

Outlook for 2003

The modest recovery Eaton had anticipated in its end markets beginning in the fourth quarter of 2002 was delayed due to the slow and uneven pace of North American economic recovery. As the Company surveys its end markets, only marginal growth is foreseen in the first half of 2003, with stronger growth expected in the second half. For the year as a whole, Eaton anticipates growth in its end markets of approximately 1 to 2%. As in the past year, it expects to outgrow end markets by approximately 2 to 3%.

The Company does not anticipate a recovery in the traditional mobile and industrial hydraulic markets until the second half of 2003. The decline in the commercial aerospace market has occurred as expected. Eaton believes that the commercial aerospace markets are near bottom, but may not recover significantly until 2004. Military aerospace markets remain strong and are expected to improve further over the course of 2003.

Eaton expects that the electrical distribution equipment market will begin to recover in 2003, but not until the fourth quarter. The residential market was strong in 2002, but is expected to weaken slightly during 2003.

NAFTA automobile production is forecasted to be 15.9 million units in 2003 and 16.1 million units in Europe. The Company expects that North American heavy-truck production during 2003 could approach 190,000 units, with volumes lower in the first quarter and strengthening during the balance of the year.

The Company expects to record additional growth during 2003 from the recently completed acquisitions of the Boston Weatherhead fluid power hose and fittings business, the electrical division of Delta plc, the aerospace circuit breaker business of Mechanical Products, and the power systems business of Commonwealth Sprague Capacitor. Eaton anticipates these acquisitions could add approximately $500 to 2003 revenues.

Restructuring expenses for 2003 are expected to be approximately $50, evenly spread over the year. These charges relate substantially to the integration of the recently acquired Boston Weatherhead fluid power business and the electrical business of Delta plc.

Capital expenditures for 2003 are forecasted to be $335 and will be funded primarily by cash flow from operations.

Due to the decline in stock market valuations during 2002 and the reduced general level of interest rates, certain key assumptions used to calculate pension and other postretirement benefit expense for 2003 will be adjusted, including the lowering of the assumption used for the return on pension plan assets from 10.00% to 8.75% and the discount rate from 7.25% to 6.75%. These changes in assumptions are expected to result in an increase of approximately $72 in pension expense and other postretirement benefit expense in 2003.

Before restructuring charges, Eaton projects 2003 operating earnings per Common Share to be between $5.00 and $5.25. In 2003, the Company expects restructuring charges to be approximately $.50 per share, resulting in a projection of net income after restructuring charges of between $4.50 and $4.75 per share. As a result of the continuing soft market conditions, Eaton will continue to exercise tight control over all expenditures. The Company anticipates that it should be significantly cash flow positive again in 2003.

Significant Accounting Changes in 2003

In 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 146,"Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses the reporting of expenses related to exit and disposal activities, including business restructurings, initiated after 2002. This Statement does not alter the accounting for exit or disposal activities associated with acquired businesses. The Statement will require an evaluation of the facts and circumstances in determining the proper accounting recognition of expenses related to each exit or disposal activity. It is expected the Statement will spread out the reporting of these expenses, but not alter the related cash flows.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Eaton's management to make estimates and use assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. For any estimate or assumption there may be other reasonable estimates or assumptions that could have been used.

However, the Company believes that given the current facts and circumstances, it is unlikely that applying such other estimates and assumptions would have caused materially different amounts to have been reported, except for pension and other postretirement benefit plans for which several different reasonable assumptions could be used for the valuation of the plans, as described below. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from estimates used.

Revenue Recognition

Substantially all of Eaton's revenues are recognized when products are shipped to unaffiliated customers and title has transferred.

Allowance for Uncollectible Accounts Receivable

Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer.

Allowance for Obsolete and Excess Inventory

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand, compared to estimated future usage and sales.

Impairment of Long-Lived Assets

As a result of the adoption of SFAS No. 142 in 2002, goodwill and indefinite life intangible assets must be reviewed at least annually for impairment, in accordance with the specified methodology. Further, goodwill, intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Goodwill and other intangible assets totaled $2,420 at the end of 2002 and represented 34% of total assets. These assets resulted primarily from the $1,100 acquisition of the electrical distribution and controls business unit of Westinghouse in 1994, and the $1,600 acquisition of Aeroquip-Vickers in 1999. These businesses have a long history of operating success and profitability and hold significant market positions in the majority of their product lines. Their products are not subject to rapid technological or functional obsolescence, which should result in continuous strong demand for products for many years and accordingly support the book values of the goodwill and intangible assets related to these businesses.

Deferred Income Tax Assets

Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Recorded deferred income tax assets and liabilities are described in detail in "Income Taxes" in the Notes to the Consolidated Financial Statements. Significant factors considered by management in the determination of the probability of the realization of deferred tax assets include historical operating results, expectations of future earnings and taxable income, and the extended period of time over which postretirement health care liabilities will be paid.

Pension and Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase unamortized pension losses, which ultimately affects net income. A one-percentage point change in the assumed rate of return on pension plan assets is estimated to have a $22 effect on pension expense. Likewise, a one-percentage point increase in the discount rate is estimated to reduce pension expense by $20. Information related to changes in key assumptions used to recognize expense for other postretirement benefit plans is found in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

For 2003, certain key assumptions used to calculate pension and other postretirement benefit expense have been adjusted, including the lowering of both the assumed return on pension plan assets from 10.00% to 8.75% and the discount rate from 7.25% to 6.75%. These changes are expected to result in increased pension and other postretirement benefit expense of approximately $72 in 2003 compared to 2002.

Protection of the Environment

Eaton's operations involve the use and disposal of certain substances regulated under environmental protection laws. On an ongoing, regular basis, certain processes continue to be modified in order to reduce the impact on the environment, including the reduction or elimination of certain chemicals used in, and wastes generated from, operations. Liabilities related to environmental matters are further discussed in "Protection of the Environment" in the Notes to the Consolidated Financial Statements.

Contingencies

The Company is subject to various investigations, claims, legal and administrative proceedings, covering a wide range of matters that arise in the ordinary course of business activities. Any liability that may result from these proceedings is not expected to have a material adverse effect on Eaton's financial position, net income or cash flows.

Stock Options Granted to Employees

In December 2002, Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" was issued by the Financial Accounting Standards Board. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition when a company voluntarily changes to the fair value based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to employees. As allowed by SFAS No. 123, Eaton has adopted the disclosure-only provisions of the Standard and does not recognize expense for stock options granted to employees.

Off-Balance Sheet Arrangements

Eaton does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons known as "special purpose entities" (SPEs). In the ordinary course of business, Eaton leases certain real properties, primarily sales and office facilities, and equipment, as described in "Lease Commitments" in the Notes to the Consolidated Financial Statements. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, net income or cash flows.

Eaton uses straightforward, non-leveraged, financial instruments for which quoted market prices are readily available from a number of independent services, to manage exposure to fluctuations in foreign currencies, interest rates and commodity prices.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations Related to Long-term Debt, Leases and Related Risk Disclosure

Eaton is subject to various financial risks attributable to operating in a global economy. Systems to measure and assure that these exposures are comprehensively evaluated have been developed so that appropriate and timely action can be taken to reduce risk, if necessary. Management performs a periodic oversight review of exposures. Derivative financial instruments are utilized on a discrete basis to manage exposures in the foreign exchange, interest and commodity markets only after approval by senior management. The counterparties used in these transactions have been diversified in order to minimize the impact of any potential credit loss in the event of nonperformance by the counterparties. Derivative activities are described in greater detail in "Debt and Other Financial Instruments" in the Notes to the Consolidated Financial Statements.

Eaton is subject to interest rate risk as it relates to long-term debt. The table below presents principal cash flows and related weighted-average interest rates by expected maturity dates of long-term debt and capital leases, excluding foreign currency principal swaps and immaterial long-term debt of certain international operations.

2002	Expected maturity date							
	2003	2004	2005	2006	2007	After	Total	Fair value
Long-term debt, including current portion								
Fixed rate (US $)		$250	$ 15	$186	$ 50	$1,013	$1,514	$1,656
Average interest rate		7.0%	6.4%	8.5%	7.0%	7.0%	7.2%	
Fixed rate (Yen in 2006 and Euro in 2007)				$ 42	$209		$ 251	$ 270
Average interest rate				1.6%	6.0%		5.3%	
Variable rate debt (US$)	$150		$ 30				$ 180	$ 180
Average interest rate	2.6%		1.4%				2.4%	

2001	Expected maturity date							
	2002	2003	2004	2005	2006	After	Total	Fair value
Long-term debt, including current portion								
Fixed rate (US $)	$125		$250	$ 15	$186	$762	$1,338	$1,451
Average interest rate	7.0%		7.0%	6.4%	8.5%	7.5%	7.5%	
Fixed rate (Yen in 2006 and Euro in 2007)					$ 38	$177	$ 215	$ 232
Average interest rate					1.6%	6.0%	5.2%	
Variable rate debt (US$)		$380		$400			$ 780	$ 780
Average interest rate		3.0%		3.0%			3.0%	

By the end of 2002, approximately 43% of Eaton's long-term debt was swapped to floating interest rates. Additional information related to long-term debt and related interest rate swaps can be found in "Debt and Other Financial Instruments" in the Notes to the Consolidated Financial Statements.

Minimum rental commitments for 2003 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, are $83 and decline substantially thereafter.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning 2003 net income per Common Share, operating earnings per share, worldwide markets for Eaton products, volumes from new business awards and relationships (including long-term contracts) which are not necessarily spread evenly throughout the award periods, expenses and benefits of restructuring programs, capital expenditures, pension and other postretirement benefit expense and compliance with credit agreements. These statements are subject to various risks and uncertainties, many of which are outside the Company's control and, therefore, should be used with caution. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for the Company's business segments; failure to implement restructuring plans; unanticipated downturns in business relationships with customers or sales to these customers, including sales pursuant to new long-term contracts where volumes and the timing of sales can vary materially from expectations and from year to year; competitive pressures on sales and pricing; increase in the cost of material and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges or dispute resolutions; and unanticipated further deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

2001 Compared to 2000 – Continuing Operations

Results of Operations

Net sales of continuing operations of $7,299 in 2001 decreased 12% from 2000. Excluding the impact on sales from the divestiture of the VS/ED in 2001, sales from ongoing operations declined 10% for the year. Sales of the Fluid Power segment were $2,507 in 2001, 4% below 2000, while sales of the Industrial & Commercial Controls segment of $2,199 were down 9% from 2000. The Automotive segment reported sales of $1,479 in 2001, which were down only 2% from 2000. Truck segment sales fell to $1,029 in 2001, 29% below 2000, representing the largest segment decline across the Company.

Net sales in the United States and Canada decreased 12% in 2001 to $5,854, primarily the result of weak economic conditions. In 2001, sales in Europe fell 10% to $1,108, as the European economy weakened as well. Sales in the United States and Europe also were lower due to the divestiture in the first quarter of 2001 of VS/ED, which had sales of $323 in 2000. Sales in Latin America were $406, down 1% from the prior year. Sales in the Pacific region increased 23% to $310, primarily due to the acquisition of the remaining 50% interest in Sumitomo Eaton Hydraulics Company (now named Eaton Fluid Power Ltd).

In response to the weakening global business environment in early 2001, and the anticipated delay in recovery of the economy and Eaton's end markets until the second half of 2002, the Company took restructuring actions in 2001 to help maintain a competitive advantage in the current economic environment and reduce structural costs across its businesses. Operational restructuring charges totaled $119 in 2001, including $55 related to the Truck business, $30 for the Industrial & Commercial Controls business, and $22 for actions to continue the integration of the former Aeroquip-Vickers operations and other recent acquisitions within Fluid Power. Restructuring charges in 2001 for reductions in corporate staff and other actions were $12. A charge of $10 was also recorded in 2001 related to an arbitration award in connection with a contractual dispute over supply arrangements associated with a subsidiary of Eaton. The arbitration award resulted from a legal action initiated in February 1999 against Vickers, Inc. (now named Eaton Hydraulics Inc.), part of Aeroquip-Vickers, Inc., which was acquired by Eaton in April 1999.

All restructuring charges and other unusual pretax charges totaled $129 in 2001 ($86 after-tax, or $1.21 per Common Share), compared to similar pretax charges of $52 in 2000 ($34 after-tax, or $.47 per share). Unusual charges for 2000 included operational restructuring charges of $47 related to the Fluid Power business segment and $5 for actions to restructure corporate staff. The operational restructuring charges in 2001 and 2000 are included in the Statements of Consolidated Income in Income from Operations and reduced operating profit of the related business segment. The corporate charges are included in the Statements of Consolidated Income in Income from Operations, except for $11 in 2001 included in Other Income-Net that primarily related to the arbitration award discussed above. In Business Segment Information, all corporate charges are included in Corporate & Other-Net.

As displayed in the Statements of Consolidated Income, Income from Operations in 2001 of $348 declined 46% from $649 in 2000. The decline was the result of the difficult operating conditions in most of Eaton's businesses in 2001, especially the Truck segment, coupled with the increased levels of restructuring charges recorded in 2001.

During 2001, Eaton sold businesses resulting in a net pretax gain of $61 ($22 after-tax, or $.30 per Common Share). In the first quarter, VS/ED, which had sales of $323 in 2000, was divested along with certain assets of the Truck segment. In the third quarter, the Air Conditioning & Refrigeration business, which had sales of $75 in 2000, was sold along with certain assets of the Automotive segment. These gains are reported as a separate line item in the Statements of Consolidated Income and Business Segment Information. In Business Segment Information, the operating results of VS/ED are included in Divested Operations.

Income in 2000 was increased by a net pretax gain on the sales of corporate assets of $22 ($14 after-tax, or $.19 per Common Share). These gains were included in the Statements of Consolidated Income in Other Income-Net and in Business Segment Information in Corporate and Other-Net.

Before restructuring and the other unusual charges and gains on the sales of businesses, operating earnings were $233 in 2001 ($3.30 per Common Share), down 39% from $383 in 2000 ($5.28 per share). The decline was the result of the difficult operating conditions in most of Eaton's businesses in 2001, especially in the Truck segment. Income from continuing operations, including unusual charges and gains on sales of businesses, was $169 in 2001 ($2.39 per share), down 53% from $363 in 2000 ($5.00 per share).

Business Segments

Fluid Power

Eaton's largest business segment, Fluid Power, reported sales of $2,507 in 2001, 4% below 2000, due primarily to weak markets for mobile and industrial hydraulic products. This result compared favorably to an 11% decline in Fluid Power's markets, with North American fluid power industry shipments off about 17%, and aerospace shipments that were flat compared to 2000. Sales for the Aerospace business were up 9% during 2001. However, the anticipated weakening of this business, resulting from the September 11th terrorist attacks, began to be felt during the fourth quarter.

Operating profits before restructuring charges were $205 in 2001, down from $282 in 2000. These profits represented a return on sales of 8.2% in 2001 compared to 10.8% in 2000. The decrease in profit was primarily attributable to weak market conditions, which resulted in a significant decrease in sales volumes during 2001. In response to these weak market conditions, this segment accelerated the integration of Aeroquip-Vickers and other recent acquisitions. The elimination of 600 positions announced in April 2001 was expanded to 1,000 positions in the third quarter and was completed before year-end. Restructuring charges recognized in 2001 were $22 compared to $47 in 2000. Profits after restructuring charges were $183 in 2001, down from $235 in 2000.

In the first quarter of 2001, Eaton completed the purchase of the remaining 50% interest in Sumitomo Eaton Hydraulics Company (now named Eaton Fluid Power Ltd.), the former joint venture with Sumitomo Heavy Industries Ltd. located in Kyoto, Japan. This acquisition had annualized sales of $76 in the Pacific region.

Industrial & Commercial Controls

Industrial & Commercial Controls sales of $2,199 in 2001 were down 9% from 2000. Excluding divestitures, sales were off about 7%, compared to an estimated 19% decline in North American markets. This segment outperformed its markets due to share growth, the continued growth of the Cutler-Hammer Engineering Services and Systems (C-H ESS) business and increased participation in power quality markets. End markets for this segment weakened significantly during 2001 due to prolonged weakness in the industrial segment of the economy, with particular weakness in the short-cycle distributor flow goods business, which typically includes higher margin products. The large-project business also showed weakness late in 2001.

Operating profits before restructuring charges were $193 in 2001, down from $251 in 2000. These profits represented a return on sales of 8.8% in 2001 compared to 10.4% in 2000. Weak markets in the industrial and commercial sectors and distributor businesses, as well as the effects of product mix and restructuring charges, were responsible for the decreased profits in 2001. In response to weakening market conditions in this business, restructuring actions were implemented, including the elimination of 887 positions within the organization. Restructuring charges recognized in 2001 were $30. Profits after restructuring charges were $163 in 2001, down from $251 in 2000.

In the first quarter of 2001, the Company announced it had formed a 50-50 joint venture with Hager Electro SA, creating Eletromar Ltda. This operation manufactures International Electrical Code residential circuit breakers in Brazil for the South American marketplace.

Automotive

Sales for the Automotive segment of $1,479 in 2001 were down 2% from 2000. This compared to a 10% decrease in NAFTA automotive production and flat European automotive production. Despite difficult North American markets and gradual weakening of markets in Europe, this segment realized the benefit of market share gains.

Operating profits were $194 in 2001, down 9% from $214 in 2000. These profits represented a return on sales of 13.1% in 2001 compared to 14.2% in 2000. These results reflected the reduced level of sales in 2001 and were achieved in spite of difficult market conditions and increased engineering and research and development costs associated with new product launches for model years 2002-2004.

In 2001, the Company announced the acquisition of the European portion of the vehicle mirror actuator business of Donnelley Corporation, located in Manorhamilton, Ireland. A portion of Eaton's existing mirror actuator business was relocated to the new facility in Ireland and that operation is expected to reach sales levels of $50 over the next two to three years.

Truck

Due to extraordinarily depressed industry conditions, sales of the Truck segment were $1,029 in 2001, 29% below 2000. NAFTA heavy truck production for the year was down 42% to 146,000 units, NAFTA medium-duty truck production was down 21%, European truck production was down 9% and South American production was up 7%.

Operating losses before restructuring charges were $9 in 2001 compared to profits of $107 in 2000. The decrease in profit was primarily attributable to the significant decrease in sales volumes during 2001, the result of very weak market conditions. This segment completed restructuring actions during 2001 related to the European medium-duty and heavy-duty truck businesses. After restructuring charges of $55 in 2001, operating losses were $64 in 2001 compared to profits of $107 in 2000.

During 2001, Eaton acquired the commercial clutch manufacturing assets of Transmisiones TSP, S.A. de C.V. This business was relocated to the new Truck facility in San Luis Potosi, Mexico, when that plant became operational in 2002.

Corporate Income (Expense)

Net interest expense was $142 in 2001, down from $177 in 2000. The decrease was primarily related to the $564 reduction of debt in 2001 from cash flow from operations and proceeds from the sales of businesses, as well as reductions in interest rates during 2001.

Corporate & other-net expense of $29 in 2001 compared to income of $9 in 2000. The decline was due to a $22 pretax gain recorded in 2000 on the sales of corporate assets and a charge of $10 recorded in 2001 related to an arbitration award, both of which are discussed above.

Quarterly Data

(Unaudited)	Quarter ended in 2002				Quarter ended in 2001			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
(Millions except for per share data)								
Net sales	$1,775	$1,830	$1,881	$1,723	$1,695	$1,750	$1,871	$1,983
Gross margin	469	514	517	437	415	424	471	486
Percent of sales	26%	28%	27%	25%	24%	24%	25%	25%
Income before income taxes	92	132	127	48	39	61	74	104
Net income	$ 67	$ 93	$ 88	$ 33	$ 30	$ 40	$ 49	$ 50
Net income per Common Share								
Assuming dilution	$ .94	$ 1.30	$ 1.21	$ .47	$ .42	$ .57	$ .69	$ .72
Basic	.95	1.32	1.24	.48	.42	.58	.70	.73
Cash dividends paid per								
Common Share	$ .44	$ .44	$ .44	$ .44	$ .44	$ .44	$ .44	$ .44
Market price per Common Share								
High	$80.30	$73.94	$87.11	$83.98	$76.00	$76.90	$81.43	$74.97
Low	59.10	59.83	69.06	65.90	58.34	55.12	66.16	63.75

A reconciliation of income to operating earnings follows:

	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	Mar. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001
Net income	$ 67	$ 93	$ 88	$ 33	$ 30	$ 40	$ 49	$ 50
Excluding (after-tax)								
Unusual charges	2	10	2	33	17	22	17	30
Gains on sales of businesses		(13)				(15)		(7)
Operating earnings	$ 69	$ 90	$ 90	$ 66	$ 47	$ 47	$ 66	$ 73
Net income per Common Share assuming dilution	$ .94	$ 1.30	$ 1.21	$ .47	$ .42	$ .57	$ .69	$ .72
Per share impact of unusual items	.04	(.04)	.03	.46	.23	.09	.25	.33
Operating earnings per Common Share	$ .98	$ 1.26	$ 1.24	$ .93	$ .65	$ .66	$ .94	$ 1.05

Seven-Year Consolidated Financial Summary

(Millions except for per share data)	2002	2001	2000	1999	1998	1997	1996
Continuing operations							
Net sales	$7,209	$7,299	$8,309	$8,005	$6,358	$7,104	$6,515
Income before income taxes	399	278	552	943	616	730	428
Income after income taxes	281	169	363	603	430	526	305
Percent of net sales	3.9%	2.3%	4.4%	7.5%	6.7%	7.4%	4.7%
Extraordinary item–redemption of debentures						(54)	
Income (loss) from discontinued operations			90	14	(81)	(62)	44
Net income	$ 281	$ 169	$ 453	$ 617	$ 349	$ 410	$ 349
Net income per Common Share assuming dilution							
Continuing operations	$ 3.92	$ 2.39	$ 5.00	$ 8.17	$ 5.91	$ 6.72	$ 3.89
Extraordinary item						(.69)	
Discontinued operations			1.24	.19	(1.11)	(.79)	.57
	$ 3.92	$ 2.39	$ 6.24	$ 8.36	$ 4.80	$ 5.24	$ 4.46
Average number of Common Shares outstanding	71.7	70.5	72.6	73.7	72.7	78.2	78.2
Net income per Common Share basic							
Continuing operations	$ 3.98	$ 2.43	$ 5.06	$ 8.31	$ 6.02	$ 6.85	$ 3.93
Extraordinary item						(.71)	
Discontinued operations			1.25	.20	(1.13)	(.80)	.57
	$ 3.98	$ 2.43	$ 6.31	$ 8.51	$ 4.89	$ 5.34	$ 4.50
Average number of Common Shares outstanding	70.6	69.4	71.8	72.5	71.4	76.8	77.4
Cash dividends paid per Common Share	$ 1.76	$ 1.76	$ 1.76	$ 1.76	$ 1.76	$ 1.72	$ 1.60
Total assets	$7,138	$7,646	$8,180	$8,342	$5,570	$5,497	$5,290
Long-term debt	1,887	2,252	2,447	1,915	1,191	1,272	1,062
Total debt	2,088	2,440	3,004	2,885	1,524	1,376	1,092
Shareholders' equity	2,302	2,475	2,410	2,624	2,057	2,071	2,160
Shareholders' equity per Common Share	$32.61	$35.61	$35.29	$35.44	$28.69	$27.72	$28.00
Common Shares outstanding	70.6	69.5	68.3	74.0	71.7	74.7	77.1

A reconciliation of income from continuing operations to operating earnings of continuing operations follows:

	2002	2001	2000	1999	1998	1997	1996
Income from continuing operations	$ 281	$ 169	$ 363	$ 603	$ 430	$ 526	$ 305
Excluding (after-tax)							
Unusual charges	47	86	34	20	44	15	31
Gains on sales of businesses	(13)	(22)		(198)	(28)	(69)	
Gains on sales of corporate assets			(14)				
Operating earnings from continuing operations	$ 315	$ 233	$ 383	$ 425	$ 446	$ 472	$ 336
Income from continuing operations per Common Share assuming dilution	$ 3.92	$ 2.39	$ 5.00	$ 8.17	$ 5.91	$ 6.72	$ 3.89
Per share impact of unusual items	.48	.91	.28	(2.41)	.23	(.69)	.40
Operating earnings per Common Share of continuing operations	$ 4.40	$ 3.30	$ 5.28	$ 5.76	$ 6.14	$ 6.03	$ 4.29

Directors

Michael J. Critelli
Chairman and Chief Executive Officer, Pitney Bowes Inc., Stamford, CT, a provider of messaging and advanced business communications solutions

Alexander M. Cutler
Chairman and Chief Executive Officer; President, Eaton Corporation, Cleveland, OH, a diversified industrial manufacturer

Ernie Green
President and Chief Executive Officer, EGI, Inc., Dayton, OH, a manufacturer of automotive components

Ned C. Lautenbach
Partner, Clayton, Dubilier & Rice, Inc., New York, NY, a private equity investment firm specializing in leveraged buyouts

Deborah L. McCoy
Senior Vice President, Flight Operations, Continental Airlines, Inc., Houston, TX, a commercial airline

John R. Miller
Chairman, President and Chief Executive Officer, Petroleum Partners, Inc., Cleveland, OH, a provider of outsourcing services to the petroleum industry

Furman C. Moseley
Chairman, Sasquatch Books, Seattle, WA, a book publishing company

Victor A. Pelson
Senior Advisor to UBS Warburg LLC, New York, NY, investment bankers

Gary L. Tooker
Former Chairman and Chief Executive Officer, Motorola, Inc., Schaumburg, IL, a manufacturer of electronics equipment

As of January 31, 2003

Board Committees

Audit Committee
Victor A. Pelson, Chairman
Deborah L. McCoy
John R. Miller
Furman C. Moseley

Compensation and Organization Committee
Gary L. Tooker, Chairman
Michael J. Critelli
Ernie Green
Ned C. Lautenbach

Finance Committee
Ned C. Lautenbach, Chairman
John R. Miller
Victor A. Pelson
Gary L. Tooker

Governance Committee
Ernie Green, Chairman
Michael J. Critelli
Deborah L. McCoy
John R. Miller
Furman C. Moseley

Executive Committee
Alexander M. Cutler, Chairman, 12-month term

Each non-employee director serves a four-month term:

April 25, 2002 to August 31, 2002:
Michael J. Critelli
Ernie Green

September 1, 2002 to December 31, 2002:
Ned C. Lautenbach
Furman C. Moseley
Victor A. Pelson

January 1, 2003 to April 23, 2003:
Deborah L. McCoy
John R. Miller
Gary L. Tooker

Corporate Officers

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon
Executive Vice President–Chief Financial and Planning Officer

Craig Arnold
Senior Vice President and Group Executive–Fluid Power

Stephen M. Buente
Senior Vice President and Group Executive–Automotive

Randy W. Carson
Senior Vice President and Group Executive–Cutler-Hammer

James E. Sweetnam
Senior Vice President and Group Executive–Truck

Kristen M. Bihary
Vice President–Communications

Donald H. Bullock
Vice President–Information Technologies

Susan J. Cook
Vice President–Human Resources

Earl R. Franklin
Vice President and Secretary

J. Robert Horst
Vice President and General Counsel

John S. Mitchell
Vice President–Taxes

Robert E. Parmenter
Vice President and Treasurer

Billie K. Rawot
Vice President and Controller

Ken D. Semelsberger
Vice President–Strategic Planning

Appointed Officers

Alfonso Acevedo
Vice President–Automotive Fluid Connectors Operations

David M. Adams
Vice President–Hydraulics Operations

Siisi Adu-Gyamfi
Vice President–Marketing

Craig A. Black
Vice President and Chief Technology Officer

Arnaldo Comisso
Vice President–Latin America

Steven K. Eisenberg
Vice President–Aerospace Operations

Thomas S. Gross
Vice President–Eaton Business System

William C. Hartman
Vice President–Investor Relations

Laurence M. Iwan
Vice President–Engine Air Management Operations

Scott L. King
Vice President–Automotive Sales and Marketing

Jean-Pierre Lacombe
Vice President–Europe

James L. Mason
Vice President–Public and Community Affairs

J. Kevin McLean
Vice President–Cutler-Hammer Global Sales & Solutions

Joseph P. Palchak
Vice President–Powertrain and Specialty Controls Operations

David D. Renz
Vice President–Truck Sales and Marketing

Jeffrey L. Romig
Vice President–Supplier Resource Management

William R. VanArsdale
Vice President–Electrical Components Operations

Jerry R. Whitaker
Vice President–Power Systems Operations

Shareholder Information

Address

Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114-2584
216.523.5000
www.eaton.com

Annual Meeting

The company's 2003 annual meeting of shareholders will be held at 10:30 a.m., Eastern Time, on Wednesday, April 23, 2003, at The Forum Conference and Education Center, One Cleveland Center, 1375 East Ninth Street, Cleveland, OH. Formal notice of the meeting, a proxy statement and proxy form will be mailed to each shareholder of record on or about March 14, 2003.

Annual Report on Form 10-K and Other Financial Reports

Any shareholder may, upon written request to the Investor Relations Office, obtain without charge a copy of Eaton's Annual Report on Form 10-K for 2002 as filed with the Securities and Exchange Commission. The report will be available after March 31, 2003. The Annual Report on Form 10-K and other public financial reports are also available on Eaton's Web site at www.eaton.com.

Interactive Annual Report to Shareholders

Eaton Corporation's 2002 Annual Report to Shareholders is available online in an interactive format at www.eaton.com/annualreport.

Quarterly Financial Releases

Eaton's financial results are available approximately two weeks after the end of each quarter through Eaton Corporation Shareholder Direct, 888.EATON11 (888.328.6611), and are also available on Eaton's Web site at www.eaton.com.

Common Shares

Listed for trading: New York, Chicago, Pacific and London stock exchanges
(Ticker Symbol: ETN)

Transfer Agent, Registrar, Dividend Disbursing Agent and Dividend Reinvestment Agent

EquiServe Trust Company, N.A.
First Class/Registered Mail: P.O. Box 43069, Providence, RI 02940-3069
Courier Packages: 150 Royall Street, Canton, MA 02021
800.446.2617
TDD: 201.222.4955 (hearing impaired within U.S.)
781.575.2692 (hearing impaired outside U.S.)
EquiServe may also be contacted via its Web site at www.equiserve.com.

Dividend Reinvestment Plan

A dividend reinvestment plan is available at no charge to record holders of Eaton Common Shares. Through the plan, record holders may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Interested shareholders of record should contact EquiServe Trust Company, N.A., shown above.

Direct Deposit of Dividends

Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact EquiServe Trust Company, N.A., shown above.

Investor Relations Contact

Investor inquiries may be directed to Eaton at 888.328.6647.

Charitable Contributions

A report of Eaton's charitable contributions is available upon written request to the Office of Public and Community Affairs at the Eaton Corporation address shown above.

Eaton Corporation would like to thank ASSA, Inc., New Balance Athletic Shoe, Inc., Shimano American Corporation, The Coleman Company, Inc. and Trek Bicycle Corporation for agreeing to have their products featured in this report. All rights to the products and the respective brands pictured in this report are owned or controlled by these companies.

Design: Nesnadny + Schwartz, Cleveland + New York + Toronto   Principal Photography: Design Photography

This is not the end

This is an invitation to view our online interactive annual report.
See this book come to life. Learn more about Eaton Corporation. Tell us what you think. Visit www.eaton.com/annualreport.

Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114-2584
216.523.5000
www.eaton.com

